Second Quarter 2016 Report to Shareholders

BMO Financial Group Reports Net Income of $973 Million for the Second Quarter of 2016

Financial Results Highlights:

Second Quarter 2016 Compared with Second Quarter 2015:

•	Net income of $973 million, down 3%; adjusted net income[1] of $1,152 million, up 1%

•	EPS[2] of $1.45, down 3%; adjusted EPS[1,2] of $1.73, up 1%

•	ROE of 10.1%, compared with 11.4%; adjusted ROE[1] of 12.1%, compared with 13.2%

•	Provisions for credit losses of $201 million, compared with $161 million

•	Basel III Common Equity Tier 1 Ratio of 10.0%

•	Dividend increased by $0.02 or 2% from the preceding quarter to $0.86

Year-to-Date 2016 Compared with Year-to-Date 2015:

•	Net income of $2,041 million, up 2%; adjusted net income[1] of $2,330 million, up 7%

•	EPS[2] of $3.03, up 3%; adjusted EPS[1,2] of $3.48, up 7%

•	ROE of 10.5%, compared with 11.6%; adjusted ROE[1] of 12.1%, compared with 12.8%

•	Provisions for credit losses of $384 million, compared with $324 million

Toronto, May 25, 2016 – For the second quarter ended April 30, 2016, BMO Financial Group reported net income of $973 million or $1.45 per share on a reported basis and net income of $1,152 million or $1.73 per share on an adjusted basis. Adjusted net income was up 7% and adjusted EPS was up 8%, excluding a $79 million after-tax write-down of an equity investment.

“BMO delivered good results in the second quarter with adjusted net income of $1.2 billion and adjusted EPS of $1.73, reflecting strong performance in our combined personal and commercial banking business which grew 14% from last year, ” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“Year-to-date adjusted net income and EPS were both up 7% driven by diversified loan and deposit growth, good revenue performance and a continued focus on expense control. Canadian and U.S. Personal and Commercial Banking and BMO Capital Markets had positive operating leverage and, in BMO Wealth Management, underlying business growth remained solid.

“In the quarter, we were encouraged to see a more positive tone in the market environment for interest rates, currencies and commodities, while economic fundamentals remain healthy. Our capital position is strong and we are progressing with the work of further differentiating the bank through our digital platforms while driving efficiency and growing customer loyalty as our first priority,” concluded Mr. Downe.

Concurrent with the release of results, BMO announced a third quarter 2016 dividend of $0.86 per common share, up $0.02 per share or 2% from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.44 per common share.

Our complete Second Quarter 2016 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended April 30, 2016, is available online at www.bmo.com/investorrelations and at www.sedar.com.

 (1) Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

 (2) All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers

Total Bank Overview

Net income was $973 million for the second quarter of 2016, down $26 million or 3% from the prior year, due to a $132 million after-tax restructuring charge as we accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies. Reported EPS was down 3% year over year.

Adjusted net income was $1,152 million, up $6 million or 1% from the prior year. Adjusted EPS was up 1% year over year. Adjusted net income was up 7% and adjusted EPS was up 8%, excluding a $79 million after-tax write-down of an equity investment, reflecting strong performance in the P&C businesses, including organic growth and the benefit from the acquired BMO Transportation Finance business (BMO TF). Traditional wealth net income was lower than the prior year due to the investment write-down. Insurance income declined from above-trend earnings in the prior year. BMO Capital Markets net income decreased 2% from the prior year as good revenue performance was offset by higher provisions for credit losses and higher expenses. Return on equity was 10.1% and adjusted return on equity was 12.1%. Book value per share increased 8% from the prior year to $55.57 per share. The Basel III Common Equity Tier 1 Ratio was 10.0%.

Operating Segment Overview

Canadian P&C

Net income of $525 million was up $40 million or 8% from a year ago. Revenue was up $67 million or 4% from the prior year due to higher balances across most products and increased non-interest revenue, partially offset by lower net interest margin. Expenses increased $29 million or 4% reflecting investments to support business growth, net of a continued focus on expense management. Year-over-year operating leverage was positive 0.6%. Year-over-year loan growth was 5% and deposit growth was 7%.

In our personal banking business, year-over-year loan and deposit growth was 4% and 7%, respectively. The average number of products held by our customers continues to grow, as we focus on strengthening relationships with our customers. We recently announced that we will offer Apple Pay to our customers, allowing them to make easy and secure purchases with their BMO credit and debit cards.

In our commercial banking business, loans and deposits grew 10% and 6% year over year, respectively. These results reflect our focused investment to increase capacity for our sales force and develop new products and services that meet our customers’ needs. We recently started introducing biometric security enhancements to some corporate card customers with MasterCard® Identity Check. Using the mobile application, customers can verify their identity using facial recognition and fingerprint biometrics when making mobile and online purchases.

U.S. P&C

Net income of $267 million increased $60 million or 29% and adjusted net income of $279 million increased $59 million or 27% from the prior year. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $206 million increased $39 million or 23% from a year ago and adjusted net income of $216 million increased $39 million or 21%, benefiting from the acquired BMO TF business and organic growth.

Revenue of $879 million increased $171 million or 24%, due to the benefits of BMO TF, higher loan and deposit volumes and increased deposit spreads, net of loan spread compression. Adjusted non-interest expense of $545 million increased $92 million or 20%, largely due to the acquisition of BMO TF. Year-over-year adjusted operating leverage was positive 3.7%.

Year-over-year loan and acceptances growth was $9.7 billion or 16%, benefiting from the acquisition of BMO TF and organic commercial loan growth of 13%.

In February, Talk With Our Kids About Money Day, powered by BMO Harris Bank, was awarded the 2015 Wisconsin Financial Literacy Award, for its efforts to work towards educating families, children and communities on financial stability.

During the quarter, BMO Harris Bank introduced two new Smart Branch locations, providing our customers with the best of our innovative technologies in a unique, smaller format that is tailored to their needs.

BMO Wealth Management

Net income was $134 million compared to $238 million a year ago. Adjusted net income was $158 million compared to $265 million a year ago. Traditional wealth adjusted net income was $90 million compared with $169 million a year ago, due to a $79 million after-tax write-down of an equity investment. Underlying traditional wealth adjusted results were unchanged with business growth offset by lower year-over-year equity markets. Adjusted net income in insurance was $68 million compared to above-trend results of $96 million a year ago.

Assets under management and administration declined $16 billion or 2% from a year ago to $817 billion, driven by market depreciation, partially offset by favourable foreign exchange movements.

In February 2016, BMO Mutual Funds was awarded the DALBAR Mutual Fund Service Award1 for the 10th consecutive year. This prestigious award recognizes firms that provide consistent best-in-class service to investors.

[1]	The annual DALBAR Mutual Fund Service Award rankings are based on evaluations of telephone service made over the calendar year, measuring a company’s quality of performance in product knowledge, professionalism and their ability to provide value-added service.

BMO Financial Group Second Quarter Report 2016 1

BMO Capital Markets

Net income of $291 million decreased $5 million or 2% from the prior year as good revenue performance was offset by higher provisions for credit losses and higher expenses. Revenue increased $42 million or 4%, excluding the impact of the stronger U.S. dollar. Trading Products reported strong performance primarily from higher client activity, while Investment and Corporate Banking revenue decreased as higher corporate banking related revenue was more than offset by lower net securities gains. Non-interest expenses increased $4 million or 1%, excluding the impact of the stronger U.S. dollar. Year-over-year operating leverage was positive 3.0%.

BMO Capital Markets was recognized for several industry awards during the quarter. Global Finance magazine named us the World’s Best Metals & Mining Investment Bank for the seventh consecutive year and we were named Best Trade Bank in Canada by Trade Finance Magazine. We were also named Canadian Bank of the Year - Deal Value, at the Canadian Dealmakers Awards.

Corporate Services

Corporate Services net loss for the quarter was $244 million compared with a net loss of $227 million a year ago. The current quarter reported figures included a $132 million after-tax restructuring charge as we accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies. The prior year included a $106 million after-tax restructuring charge primarily due to restructuring to drive operational efficiencies. Corporate Services adjusted net loss for the quarter was $101 million, compared with an adjusted net loss of $121 million a year ago.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Basel III Common Equity Tier 1 (CET1) Ratio was 10.0% at April 30, 2016. The CET1 Ratio decreased by approximately 10 basis points from 10.1% at the end of the first quarter due largely to business growth and changes in book quality, partially offset by retained earnings growth, which was lower than normal given the restructuring charge.

Provision for Credit Losses

The total provision for credit losses was $201 million, an increase of $40 million from the prior year primarily due to higher resource-related provisions in BMO Capital Markets.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2 BMO Financial Group Second Quarter Report 2016

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of May 25, 2016. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2016, as well as the audited consolidated financial statements for the year ended October 31, 2015, and the MD&A for fiscal 2015 in BMO’s 2015 Annual Report. The material that precedes this section comprises part of this MD&A.

The 2015 Annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Financial Highlights			26	Balance Sheet
5	Non-GAAP Measures			27	Transactions with Related Parties
6	Caution Regarding Forward-Looking Statements			27	Off-Balance Sheet Arrangements
6	Economic Review and Outlook			27	Accounting Policies and Critical Accounting Estimates
7	Other Value Measures			27	Future Changes in Accounting Policies
7	Foreign Exchange			27	Select Financial Instruments
8	Net Income			27	Other Regulatory Developments
8	Revenue			28	Risk Management
10	Provisions for Credit Losses				28	Market Risk
10	Impaired Loans				30	Liquidity and Funding Risk
10	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				33	Credit Rating
11	Non-Interest Expense				33	Insurance Risk
11	Income Taxes				33	Information and Cyber Security Risk
12	Capital Management				34	Select Geographic Exposures
14	Eligible Dividends Designation			36	Interim Consolidated Financial Statements
15	Review of Operating Groups’ Performance				36	Consolidated Statement of Income
	16	Personal and Commercial Banking (P&C)			37	Consolidated Statement of Comprehensive Income
		17	Canadian Personal and Commercial Banking (Canadian P&C)		38	Consolidated Balance Sheet
		18	U.S. Personal and Commercial Banking (U.S. P&C)		39	Consolidated Statement of Changes in Equity
	20	BMO Wealth Management			40	Consolidated Statement of Cash Flows
	22	BMO Capital Markets			41	Notes to Consolidated Financial Statements
	23	Corporate Services		58	Other Investor and Media Information
25	Summary Quarterly Earnings Trends

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of April 30, 2016, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended April 30, 2016, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group Second Quarter Report 2016 3

Financial Highlights	Table 1

(Canadian $ in millions, except as noted)	Q2-2016	Q1-2016	Q2-2015	YTD-2016	YTD-2015

Summary Income Statement
Net interest income	2,420	2,480	2,060	4,900	4,225
Non-interest revenue	2,681	2,595	2,466	5,276	5,356
Revenue	5,101	5,075	4,526	10,176	9,581
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	407	366	24	773	771
Revenue, net of CCPB	4,694	4,709	4,502	9,403	8,810
Specific provision for credit losses	201	183	161	384	324
Non-interest expense	3,312	3,270	3,112	6,582	6,118
Provision for income taxes	208	188	230	396	369
Net income	973	1,068	999	2,041	1,999
Attributable to bank shareholders	973	1,060	993	2,033	1,979
Attributable to non-controlling interest in subsidiaries	-	8	6	8	20
Net income	973	1,068	999	2,041	1,999
Adjusted net income	1,152	1,178	1,146	2,330	2,187

Common Share Data ($ except as noted)
Earnings per share	1.45	1.58	1.49	3.03	2.95
Adjusted earnings per share	1.73	1.75	1.71	3.48	3.24
Earnings per share growth (%)	(2.7)	8.2	(6.9)	2.7	(7.2)
Adjusted earnings per share growth (%)	1.2	14.4	4.9	7.4	-
Dividends declared per share	0.84	0.84	0.80	1.68	1.60
Book value per share	55.57	59.61	51.65	55.57	51.65
Closing share price	81.74	75.22	78.82	81.74	78.82
Total market value of common shares ($ billions)	52.6	48.4	50.8	52.6	50.8
Dividend yield (%)	4.1	4.5	4.1	4.1	4.1

Financial Measures and Ratios (%)
Return on equity	10.1	10.9	11.4	10.5	11.6
Adjusted return on equity	12.1	12.1	13.2	12.1	12.8
Adjusted return on tangible common equity	14.8	15.0	16.2	14.9	15.8
Net income growth	(2.6)	6.8	(7.1)	2.1	(6.5)
Adjusted net income growth	0.5	13.2	4.6	6.5	0.4
Revenue growth	12.7	0.4	3.6	6.2	8.3
Adjusted revenue growth, net of CCPB	4.3	11.3	11.4	7.7	7.9
Non-interest expense growth	6.5	8.8	19.9	7.6	15.9
Adjusted non-interest expense growth	5.1	8.5	13.4	6.8	12.4
Efficiency ratio, net of CCPB	70.6	69.4	69.1	70.0	69.4
Adjusted efficiency ratio	60.0	62.1	64.3	61.0	61.2
Adjusted efficiency ratio, net of CCPB	65.2	66.8	64.7	66.0	66.6
Operating leverage, net of CCPB	(2.2)	0.5	(8.5)	(0.9)	(8.0)
Adjusted operating leverage, net of CCPB	(0.8)	2.8	(2.0)	0.9	(4.5)
Net interest margin on average earning assets	1.61	1.58	1.48	1.59	1.50
Effective tax rate	17.6	15.0	18.8	16.2	15.6
Adjusted effective tax rate	19.6	16.2	19.8	17.9	16.6
Return on average assets	0.57	0.59	0.62	0.58	0.61
Provision for credit losses-to-average loans and acceptances (annualized)	0.23	0.21	0.20	0.22	0.21

Balance Sheet (as at $ millions, except as noted)
Assets	681,458	699,293	633,275	681,458	633,275
Net loans and acceptances	353,779	356,343	315,856	353,779	315,856
Deposits	444,793	470,836	424,231	444,793	424,231
Common shareholders’ equity	35,761	38,345	33,276	35,761	33,276
Cash and securities-to-total assets ratio (%)	26.7	26.4	30.0	26.7	30.0

Capital Ratios (%, except as noted)
CET1 Ratio	10.0	10.1	10.2	10.0	10.2
Tier 1 Capital Ratio	11.4	11.4	11.4	11.4	11.4
Total Capital Ratio	13.5	13.5	13.5	13.5	13.5
Leverage Ratio	3.9	4.0	3.8	3.9	3.8
CET1 Capital Risk-Weighted Assets ($ millions)	256,184	265,043	231,243	256,184	231,243

Foreign Exchange Rates
As at Canadian/U.S. dollar	1.2548	1.4006	1.2064	1.2548	1.2064
Average Canadian/U.S. dollar	1.3016	1.3737	1.2412	1.3381	1.2163

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

4 BMO Financial Group Second Quarter Report 2016

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 2 below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures	Table 2

(Canadian $ in millions, except as noted)	Q2-2016	Q1-2016	Q2-2015	YTD-2016	YTD-2015

Reported Results
Revenue	5,101	5,075	4,526	10,176	9,581
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(407)	(366)	(24)	(773)	(771)
Revenue, net of CCPB	4,694	4,709	4,502	9,403	8,810
Provision for credit losses	(201)	(183)	(161)	(384)	(324)
Non-interest expense	(3,312)	(3,270)	(3,112)	(6,582)	(6,118)
Income before income taxes	1,181	1,256	1,229	2,437	2,368
Provision for income taxes	(208)	(188)	(230)	(396)	(369)
Net Income	973	1,068	999	2,041	1,999
EPS ($)	1.45	1.58	1.49	3.03	2.95

Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (1)	(40)	(43)	(40)	(83)	(80)
Acquisition integration costs (2)	(24)	(22)	(11)	(46)	(24)
Cumulative accounting adjustment (3)	-	(85)	-	(85)	-
Restructuring cost (4)	(188)	-	(149)	(188)	(149)
Adjusting items included in reported pre-tax income	(252)	(150)	(200)	(402)	(253)

Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (1)	(31)	(33)	(31)	(64)	(62)
Acquisition integration costs (2)	(16)	(15)	(10)	(31)	(20)
Cumulative accounting adjustment (3)	-	(62)	-	(62)	-
Restructuring cost (4)	(132)	-	(106)	(132)	(106)
Adjusting items included in reported net income after tax	(179)	(110)	(147)	(289)	(188)
Impact on EPS ($)	(0.28)	(0.17)	(0.22)	(0.45)	(0.29)

Adjusted Results
Revenue	5,101	5,159	4,526	10,260	9,581
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(407)	(366)	(24)	(773)	(771)
Revenue, net of CCPB	4,694	4,793	4,502	9,487	8,810
Provision for credit losses	(201)	(183)	(161)	(384)	(324)
Non-interest expense	(3,060)	(3,204)	(2,912)	(6,264)	(5,865)
Income before income taxes	1,433	1,406	1,429	2,839	2,621
Provision for income taxes	(281)	(228)	(283)	(509)	(434)
Net income	1,152	1,178	1,146	2,330	2,187
EPS ($)	1.73	1.75	1.71	3.48	3.24

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

 (1) These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 16, 17, 18 and 20.

 (2) Acquisition integration costs related to F&C are charged to Wealth Management. Acquisition integrated costs related to BMO TF are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are primarily recorded in non-interest expense.

 (3) Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation, largely impacting prior periods.

 (4) Restructuring charge in Q2-2016, as we accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies. Restructuring charge in Q2-2015, primarily due to restructuring to drive operational efficiencies. Restructuring cost is recorded in non-interest expense.

BMO Financial Group Second Quarter Report 2016 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 86 to 117 of BMO’s 2015 Annual MD&A, which outlines certain key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of our Second Quarter 2016 Report to Shareholders.

Economic Review and Outlook

After slowing in 2015, Canadian economic growth is expected to pick up modestly to 1.6% in 2016 and 2.1% in 2017 in response to firmer oil prices, increased federal infrastructure spending and a still-low Canadian dollar. Tempering the expansion will be continued weakness in investment in the oil-producing regions and mining sector, though this should lessen as oil prices recover in response to decreased supply and increased demand. Disruptions in oil production and employment caused by the Alberta wildfires will temporarily slow growth in the second quarter, though subsequent rebuilding will support the recovery. GDP growth is expected to improve in most provinces this year, led by an upturn in exports and supported by stable consumer spending and housing markets outside the oil-producing regions. Growing U.S. demand and a modest pickup in the Eurozone economy have lifted exports, with a partial offset from slower growth in China and other emerging-market economies. Despite elevated household debt levels, Canadian motor vehicle sales are at record highs. Housing market activity remains healthy outside the oil-producing provinces, while home prices have accelerated in the Vancouver and Toronto regions. British Columbia and Ontario should continue to lead the nation’s economy with growth close to 3% in 2016, while firmer oil prices should encourage a partial recovery in Alberta and Newfoundland & Labrador next year. After depreciating sharply in the past two years, the Canadian dollar reached a ten-month high in April 2016. While the currency will struggle to make further headway if U.S. interest rates rise, it should strengthen moderately alongside firmer oil prices in 2017. The Bank of Canada is projected to keep interest rates unchanged well into 2017 to support the expansion and to reduce the unemployment rate to 7.0% by the end of next year.

U.S. economic growth is projected to slow to 1.8% in 2016 and remain moderate at 2.3% in 2017. Consumer spending has been supported by improvements in household finances and healthy growth in employment, though an upturn in gasoline prices has led to some recent moderation. Low mortgage rates and less restrictive lending standards are supporting the housing market, encouraging a decline in mortgage default rates. However, business investment has been weak, especially in the oil industry, while exports remain depressed due to the past appreciation of the U.S. dollar and sluggish global demand. The unemployment rate is expected to decline to 4.6% by year end, encouraging the Federal Reserve to increase interest rates gradually. Although inflation is expected to increase in response to firmer commodity prices and higher wages, it should remain subdued by global excess capacity.

The pace of expansion in the U.S. Midwest region, which includes the six contiguous states comprising the bank’s footprint, should remain modest at approximately 1.5% in 2016 and 1.9% in 2017, reflecting the ongoing weakness in exports, though supported by increased automobile production.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

6 BMO Financial Group Second Quarter Report 2016

Other Value Measures

BMO’s total shareholder return for the one-year period ending April 30, 2016, was 8.3%. Our average annual total shareholder returns for the three-year and five-year periods ending April 30, 2016, were 13.6% and 10.4%, respectively.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment net income, revenues, expenses, provision for credit losses and income taxes that are denominated in U.S. dollars were decreased relative to the first quarter of 2016 by the weaker U.S. dollar, and were increased relative to the second quarter of 2015 by the stronger U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, decreased by 5% from the first quarter of 2016 and increased by 5% from the second quarter of 2015. The average rate for the year to date increased by 10% from a year ago. Table 3 indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. At April 30, 2016, the Canadian dollar traded at $1.2548 per U.S. dollar. It traded at $1.4006 and $1.2064 per U.S. dollar at January 31, 2016, and April 30, 2015, respectively. References in this Report to Shareholders to the impact of the U.S. dollar do not include U.S.-dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was largely unhedged to changes in foreign exchange rates during the quarter. A portion of BMO Capital Markets U.S. dollar net income for the quarter was hedged. These hedges are subject to mark-to-market accounting, which resulted in nil impact in the second quarter and $3 million after-tax loss for the year to date, which was recorded in our BMO Capital Markets business.

We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results	Table 3

	Q2-2016		YTD-2016
(Canadian $ in millions, except as noted)	vs Q2-2015	vs Q1-2016	vs YTD-2015
Canadian/U.S. dollar exchange rate (average)
Current period	1.3016	1.3016	1.3381
Prior period	1.2412	1.3737	1.2163

Effects on U.S. segment reported results
Increased (decreased) net interest income	45	(55)	175
Increased (decreased) non-interest revenue	29	(33)	123
Increased (decreased) revenues	74	(88)	298
Decreased (increased) provision for credit losses	(3)	3	(1)
Decreased (increased) expenses	(61)	72	(229)
Decreased (increased) income taxes	(2)	3	(17)
Increased (decreased) reported net income before impact of hedges	8	(10)	51
Hedging losses in current period, after tax	-	-	(3)
Increased (decreased) reported net income	8	(10)	48

Effects on U.S. segment adjusted results
Increased (decreased) net interest income	45	(55)	175
Increased (decreased) non-interest revenue	29	(33)	123
Increased (decreased) revenues	74	(88)	298
Decreased (increased) provision for credit losses	(3)	3	(9)
Decreased (increased) expenses	(55)	66	(219)
Decreased (increased) income taxes	(4)	5	(17)
Increased (decreased) adjusted net income before impact of hedges	12	(14)	53
Hedging losses in current period, after tax	-	-	(3)
Increased (decreased) adjusted net income	12	(14)	50

  Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2016 7

Net Income

Q2 2016 vs Q2 2015

Net income was $973 million for the second quarter of 2016, down $26 million or 3% from the prior year. Adjusted net income was $1,152 million, up $6 million or 1% from the prior year. EPS of $1.45 was down $0.04 or 3% and adjusted EPS of $1.73 was up $0.02 or 1% from the prior year. Adjusted net income was up 7% and adjusted EPS was up 8%, excluding the $79 million after-tax write-down of an equity investment.

The combined P&C banking business net income of $792 million and adjusted net income of $804 million were both up 14%. Canadian P&C results increased 8% as higher balances across most products and increased non-interest revenue was partially offset by lower net interest margin and higher expenses. U.S. P&C adjusted net income increased 27% on a Canadian dollar basis and 21% on a U.S. dollar basis, benefiting from the acquired BMO TF business and organic growth. Traditional wealth adjusted results were impacted by the investment write-down. Underlying traditional wealth adjusted results were unchanged with business growth offset by the impact of lower year-over-year equity markets, and insurance income declined from above-trend results in the prior year. BMO Capital Markets net income decreased as good revenue performance was offset by higher provisions for credit losses and higher expenses. Corporate Services adjusted results improved due to below-trend expenses and higher recoveries of credit losses in the current quarter.

Q2 2016 vs Q1 2016

Net income decreased $95 million or 9% from the prior quarter, and adjusted net income decreased $26 million or 2%. EPS decreased $0.13 or 8% and adjusted EPS decreased $0.02 or 1%. Adjusted net income and adjusted EPS were up 4% and 6%, respectively, excluding the investment write-down in the current quarter.

Net income decreased in Canadian P&C due to the impact of two fewer days in the current quarter. U.S. P&C adjusted net income was up, due to improved revenue, including the full quarter benefit of BMO TF, and lower provisions for credit losses. Traditional wealth adjusted net income decreased due to the investment write-down, partially offset by lower expenses, and insurance net income increased due to the negative impact of interest rates and equity markets in the prior quarter. BMO Capital Markets results increased, driven by strong performance in our Trading Products business and lower employee-related expenses, partially offset by lower Investment and Corporate Banking revenue and higher provisions for credit losses. Corporate Services adjusted results declined primarily due to lower revenue and lower recoveries of credit losses, partially offset by below-trend expenses in the current quarter.

Q2 YTD 2016 vs Q2 YTD 2015

Net income was $2,041 million, up $42 million or 2%. Adjusted net income was $2,330 million, up $143 million or 7% from a year ago. EPS was $3.03, up $0.08 or 3%, and adjusted EPS was $3.48, up $0.24 or 7%. On an adjusted basis, results improved in both P&C businesses, BMO Capital Markets and Corporate Services. Wealth Management results were impacted by the investment write-down.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue

Q2 2016 vs Q2 2015

Revenue of $5,101 million increased $575 million or 13% from the second quarter a year ago. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue of $4,694 million increased $192 million or 4%. Net revenue increased by 5%, excluding the impact of the stronger U.S. dollar and the $108 million pre-tax investment write-down.

Canadian P&C revenue increased 4% due to higher balances across most products and increased non-interest revenue, partially offset by lower net interest margin. U.S. P&C revenue increased by 30% on a Canadian dollar basis and by 24% on a U.S. dollar basis, due to the benefits of BMO TF, higher loan and deposit volumes and increased deposit spreads, net of loan spread compression. Traditional wealth revenue decreased on a net revenue basis, reflecting the investment write-down, lower year-over-year equity markets and the impact of divestitures, partially offset by underlying business growth. Net insurance revenue declined compared to above-trend revenue in the prior year. BMO Capital Markets revenue was up due to strong performance in Trading Products primarily from higher client activity. Investment and Corporate Banking revenue decreased as higher corporate banking related revenue was more than offset by lower net securities gains. Corporate Services adjusted revenue was relatively stable.

Net interest income of $2,420 million increased $360 million or 18% from a year ago, or 15% excluding the impact of the stronger U.S. dollar, primarily due to the benefits of BMO TF, higher net interest margin and organic growth. BMO’s overall net interest margin increased by 13 basis points to 1.61%. Net interest margin (excluding trading) increased 6 basis points from the prior year primarily due to the addition of higher-spread BMO TF assets. Average earning assets increased $39.6 billion or 7% to $611.6 billion, including a $12.7 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue decreased $168 million or 7% on a net revenue basis to $2,274 million. Net non-interest revenue decreased by 4%, excluding the impact of the investment write-down and the stronger U.S. dollar, due to lower net securities gains and insurance revenue.

Gross insurance revenue increased $333 million from a year ago, largely due to the impact of lower long-term interest rates increasing the fair value of insurance investments compared to the prior year, partly offset by lower premiums. The increase in insurance revenue was more than offset by higher insurance claims, commissions and policy holder benefit liabilities as discussed on page 10. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets. The investments which

8 BMO Financial Group Second Quarter Report 2016

support policy benefit liabilities are predominantly fixed income assets recorded at fair value with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities.

Q2 2016 vs Q1 2016

Reported revenue increased $26 million and adjusted revenue decreased $58 million or 1% from the prior quarter. Reported net revenue decreased $15 million and adjusted net revenue decreased $99 million or 2%. Adjusted net revenue increased by 2%, excluding the investment write-down and the impact of the weaker U.S. dollar, despite two fewer days in the current quarter.

Canadian P&C revenue decreased due to the impact of two fewer days and lower non-interest revenue and net interest margin. U.S. P&C revenue was stable on a Canadian dollar basis and increased 6% on a U.S. dollar basis, due to the full quarter impact of BMO TF, and higher deposit spreads and organic loan volumes, partially offset by fewer days. Traditional Wealth revenue was impacted by the investment write-down, the weaker U.S. dollar and British pound and fewer days. Net insurance revenue increased due to the negative impact of interest rates and equity markets in the prior quarter. BMO Capital Markets revenue was up due to strong performance in our Trading Products business, driven by higher client activity and improved market conditions, partially offset by lower Investment and Corporate Banking revenue. Corporate Services adjusted revenue was lower compared to above-trend revenue in the prior quarter.

Net interest income decreased $60 million or 2%. Net interest income was relatively unchanged, excluding the impact of the weaker U.S. dollar, as the impact of two fewer days in the quarter was largely offset by the inclusion of the full quarter of BMO TF results. BMO’s net interest margin increased 3 basis points. Net interest margin (excluding trading) increased 5 basis points from the prior quarter, due to fewer low-yielding assets and the full quarter impact of BMO TF. Average earning assets decreased $13.3 billion or 2% due to a $15.1 billion reduction as a result of the weaker U.S. dollar.

Non-interest revenue increased $45 million or 2% on a net revenue basis. Adjusted non-interest revenue decreased $39 million or 2% on a net revenue basis. Adjusted net non-interest revenue was essentially unchanged, excluding the impact of the weaker U.S. dollar, as the impact of the investment write-down was offset by higher trading revenue.

Gross insurance revenue increased $100 million from the prior quarter, largely due to the impact of lower long-term interest rates increasing the fair value of insurance investments compared to the prior quarter, partially offset by lower premiums. The increase in insurance revenue was partially offset by higher insurance claims, commissions and changes in policy holder benefit liabilities as discussed on page 10.

Q2 YTD 2016 vs Q2 YTD 2015

Year-to-date total revenue increased $595 million or 6% to $10,176 million and adjusted revenue increased $679 million or 7% to $10,260 million. On a net basis, revenue increased $593 million or 7% to $9,403 million and adjusted revenue increased $677 million or 8% to $9,487 million. Adjusted net revenue increased 4%, excluding the impact of the stronger U.S. dollar.

Net interest income increased $675 million or 16% to $4,900 million. Net interest income increased by 12%, excluding the impact of the stronger U.S. dollar, due to the acquisition of BMO TF, higher net interest margin and organic volume growth. BMO’s overall net interest margin increased by 9 basis points to 1.59%. Net interest margin (excluding trading) increased 1 basis point from the prior year. Average earning assets increased by $48.7 billion or 9% to $618.3 billion, including a $25.5 billion increase as a result of the stronger U.S. dollar.

Year-to-date non-interest revenue decreased $82 million or 2% to $4,503 million on a net revenue basis, and adjusted net non-interest revenue was essentially unchanged, excluding the impact of the stronger U.S. dollar and the investment write-down.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Interest Margin on Average Earning Assets (teb) (1)	Table 4

(In basis points)	Q2-2016	Q1-2016	Q2-2015	YTD-2016	YTD-2015
Canadian P&C	251	255	254	253	253
U.S. P&C	371	363	346	367	346
Personal and Commercial Banking	290	290	282	290	281
Wealth Management	240	233	231	236	241
BMO Capital Markets	61	66	48	64	56
Corporate Services (2)	nm	nm	nm	nm	nm
Total BMO net interest margin	161	158	148	159	150
Total BMO net interest margin (excluding trading)	187	182	181	184	183
Total Canadian Retail (3)	249	251	250	250	249

 (1) Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.

 (2) Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.

 (3) Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of Canadian P&C and Wealth Management.

 nm - not meaningful

BMO Financial Group Second Quarter Report 2016 9

Provisions for Credit Losses

Q2 2016 vs Q2 2015

The total provision for credit losses (PCL) was $201 million, an increase of $40 million from the prior year primarily due to higher resource-related provisions in BMO Capital Markets. There was no net change to the collective allowance in the quarter.

Canadian P&C provisions decreased by $16 million to $127 million due to lower provisions in the consumer and commercial portfolios. U.S. P&C provisions of US$39 million increased by US$25 million due to lower recoveries in the current quarter and the addition of BMO TF. BMO Capital Markets provisions of $44 million increased $39 million primarily due to higher resource-related provisions. Corporate Services had higher net recoveries.

Q2 2016 vs Q1 2016

Total PCL increased by $18 million due to higher provisions in BMO Capital Markets. Canadian P&C provisions decreased $13 million due to lower provisions in the consumer portfolio and higher recoveries in the commercial portfolio. U.S. P&C provisions decreased by US$8 million due to lower provisions in the consumer portfolio. BMO Capital Markets provisions increased by $36 million primarily due to higher resource-related provisions. Corporate Services PCL increased by $9 million due to lower recoveries.

Provision for Credit Losses by Operating Group	Table 5

(Canadian $ in millions)	Q2-2016	Q1-2016	Q2-2015	YTD-2016	YTD-2015
Canadian P&C	127	140	143	267	275
U.S. P&C (1)	51	65	18	116	58
Personal and Commercial Banking	178	205	161	383	333
Wealth Management	2	2	1	4	3
BMO Capital Markets	44	8	5	52	14
Corporate Services (1)	(23)	(32)	(6)	(55)	(26)
Provision for credit losses	201	183	161	384	324

 (1) Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO TF. Results for prior periods have not been reclassified.

Changes to Provision for Credit Losses	Table 6

(Canadian $ in millions, except as noted)	Q2-2016	Q1-2016	Q2-2015	YTD-2016	YTD-2015
New specific provisions	338	309	318	647	625
Reversals of previously established allowances	(30)	(39)	(62)	(69)	(104)
Recoveries of loans previously written-off	(107)	(87)	(95)	(194)	(197)
Provision for credit losses	201	183	161	384	324
PCL as a % of average net loans and acceptances (annualized)	0.23	0.21	0.20	0.22	0.21

Impaired Loans

Total gross impaired loans (GIL) were $2,196 million at the end of the current quarter, up from $2,158 million in the first quarter of 2016 primarily due to increases in BMO Capital Markets GIL related to the oil and gas sector, net of the weaker U.S. dollar. GIL increased from $2,047 million a year ago, also primarily due to increases in BMO Capital Markets GIL.

Factors contributing to the change in GIL are outlined in Table 7 below. Loans classified as impaired during the quarter totalled $718 million, up from $594 million in the first quarter of 2016 and $454 million a year ago primarily due to higher formations in BMO Capital Markets.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)	Table 7

(Canadian $ in millions, except as noted)	Q2-2016	Q1-2016	Q2-2015	YTD-2016	YTD-2015
GIL, beginning of period	2,158	1,959	2,195	1,959	2,048
Classified as impaired during the period	718	594	454	1,312	878
Transferred to not impaired during the period	(164)	(136)	(153)	(300)	(268)
Net repayments	(201)	(210)	(177)	(411)	(320)
Amounts written-off	(161)	(142)	(178)	(303)	(351)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(6)	-	(22)	(6)	(35)
Foreign exchange and other movements	(148)	93	(72)	(55)	95
GIL, end of period	2,196	2,158	2,047	2,196	2,047
GIL as a % of gross loans and acceptances	0.62	0.60	0.65	0.62	0.65

 (1) GIL excludes purchased credit impaired loans.

For further discussion of risk management practices and key measures, see the Risk Management section.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $407 million, up $383 million from the second quarter a year ago and up $41 million from the prior quarter, due to the impact of lower long-term interest rates, partly offset by lower premiums.

10 BMO Financial Group Second Quarter Report 2016

Non-Interest Expense

Non-interest expense increased $200 million or 6% to $3,312 million from the second quarter a year ago, mainly due to the restructuring charge. Adjusted non-interest expense increased $148 million or 5% to $3,060 million. Adjusted non-interest expense increased by 3%, excluding the impact of the stronger U.S. dollar, and increased by 1% when also excluding the impact of BMO TF and divestitures, primarily the sale of our U.S. Retirement Services business in the fourth quarter last year.

Reported non-interest expense increased by $42 million or 1% and adjusted non-interest expense decreased by $144 million or 4% from the prior quarter. Adjusted non-interest expense decreased by 2%, excluding the impact of the weaker U.S. dollar, primarily due to $90 million of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and the impact of two fewer days in the current quarter, partially offset by the full quarter impact of BMO TF.

Adjusted net operating leverage was negative 0.8% year over year, and positive 1.7%, when excluding the impact of the investment write-down and the stronger U.S. dollar.

The adjusted efficiency ratio improved to 60.0%, and was 65.2% on a net revenue basis.

Non-interest expense for the year to date increased $464 million or 8% to $6,582 million from the prior year. Adjusted non-interest expense increased $399 million or 7% to $6,264 million. Adjusted non-interest expense increased by 3%, excluding the impact of the stronger U.S. dollar, and increased by 1% when also excluding the impact of BMO TF and divestitures, primarily the sale of our U.S. Retirement Services business.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $208 million decreased $22 million from the second quarter of 2015 and increased $20 million from the first quarter of 2016. The effective tax rate for the quarter was 17.6%, compared with 18.8% a year ago and 15.0% in the first quarter of 2016.

The adjusted provision for income taxes of $281 million decreased $2 million from a year ago and increased $53 million from the first quarter of 2016. The adjusted effective tax rate was 19.6% in the current quarter, compared with 19.8% a year ago and 16.2% in the first quarter of 2016. The higher adjusted tax rate in the current quarter relative to the first quarter of 2016 was primarily due to lower tax-exempt income from securities. On a teb basis, the adjusted effective tax rate for the quarter was 25.8%, compared with 25.0% a year ago and 24.8% in the first quarter of 2016.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2016 11

Capital Management

Second Quarter 2016 Regulatory Capital Review

BMO’s Basel III Common Equity Tier 1 (CET1) Ratio was 10.0% at April 30, 2016.

The CET1 Ratio decreased by approximately 10 basis points from 10.1% at the end of the first quarter due largely to business growth and changes in book quality, partially offset by retained earnings growth, which was lower than normal given the restructuring charge, and model changes. The CET1 Ratio decreased by approximately 70 basis points from October 31, 2015, mainly due to the acquisition of BMO TF in the first quarter. The impact of foreign exchange movements on the CET1 Ratio was managed, as outlined below.

CET1 Capital at April 30, 2016, was $25.7 billion, down $1 billion from January 31, 2016, mainly due to the impact of a weaker U.S. dollar on accumulated other comprehensive income (AOCI), partially offset by lower capital deductions and higher retained earnings. CET1 Capital was up $0.1 billion from October 31, 2015, mainly due to higher retained earnings and lower capital deductions, largely offset by lower AOCI.

RWA was $256 billion at April 30, 2016, down from $265 billion at January 31, 2016, primarily due to foreign exchange movements and model changes, partially offset by business growth and changes in book quality. RWA was up $17 billion from October 31, 2015, largely due to the acquisition of BMO TF in the first quarter, business growth and changes in book quality, partially offset by foreign exchange movements.

The bank’s Tier 1 and Total Capital Ratios were 11.4% and 13.5%, respectively, at April 30, 2016, consistent with January 31, 2016, as the impact of lower CET1 capital was offset by the impact of lower RWA for both Tier 1 and Total Capital. The Tier 1 and Total Capital Ratios were 12.3% and 14.4%, respectively, at October 31, 2015. The April 30, 2016 Tier 1 and Total Capital Ratios were lower compared with October 31, 2015, primarily due to the acquisition of BMO TF in the first quarter.

BMO’s Basel III Leverage Ratio was 3.9% at April 30, 2016, approximately 10 basis points lower than January 31, 2016, due mainly to lower Tier 1 Capital, primarily driven by lower CET1 Capital as discussed above, partially offset by lower leverage exposures mostly due to foreign exchange movements. The Basel III Leverage Ratio was 4.2% at October 31, 2015. The April 30, 2016 Basel III Leverage Ratio was lower compared to October 31, 2015 mainly due to business growth, including the acquisition of BMO TF in the first quarter.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and U.S.-dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may enter into arrangements to manage the impact of foreign exchange movements on its capital ratios and did so during the second quarter. Any such activities could also impact our book value and return on equity.

Regulatory Developments

In December 2015, the Office of the Superintendent of Financial Institutions (OSFI) advised Canadian banks that it will be updating the regulatory capital requirements for residential mortgages and home equity lines of credit. The update will be tied to increases in local property prices and/or to house prices that are high relative to borrower incomes. Proposed changes have been released for public consultation and implementation is expected November 1, 2016. In January 2016, the Basel Committee on Banking Supervision (BCBS) issued the final framework for market risk capital requirements, which aims to promote consistent implementation of market risk standards across jurisdictions for implementation in 2019. These changes, along with others such as the Standardized Approach for Counterparty Credit Risk (SA-CCR) for derivatives and the new Securitization Framework, will put some upward pressure on the amount of capital we are required to hold over time.

In December 2015, the BCBS issued an updated proposal on the standardized approach for credit risk, which is currently in the consultation phase and expected to be finalized in 2016. In March 2016, the BCBS issued a consultative document aimed at reducing complexity, improving comparability and addressing variability in capital requirements for credit risk by placing constraints on the use of models. This includes removing the option of a models-based approach for certain exposures, use of parameter floors for some portfolios, and specifying parameters for some models-based approaches. The document also adds further detail on the potential capital floor based on the new Standardized Approach for Credit Risk.

In March 2016, BCBS issued a consultative document on calculating operational risk capital based on a single non-model-based method. Consultation is underway and the BCBS is expected to issue a final proposal in 2016. In April 2016, the BCBS issued the final standard for Interest Rate Risk in the Banking Book, which included a Pillar 2 supervisory approach, enhanced expectations for management and oversight and new disclosure requirements effective the first quarter of fiscal 2018. These changes, along with others as discussed on page 71 of BMO’s 2015 Annual Report, could increase the capital we are required to hold depending on how they are implemented.

In January 2016, OSFI issued the draft guideline for Pillar 3 disclosure requirements. The guideline sets out the first phase of a two-phase project by the BCBS to replace the existing Pillar 3 disclosure requirements in the areas of credit risk, counterparty credit risk, market risk and securitization activities. For Canadian Domestic Systemically Important Banks, the draft guideline is expected to be implemented for the reporting period ending October 31, 2017.

On April 20, 2016, legislation required to implement a bail-in regime was tabled by the Canadian government to enhance Canada’s bank resolution capabilities in line with international efforts. Once passed, the government will propose regulations that will outline the detailed approach. OSFI will also issue guidelines that set the minimum Higher Loss Absorbency (HLA) level banks will need to maintain. Both are expected this year, with implementation potentially in 2017. We expect a suitable transition period to issue sufficient qualifying bail-in debt to comply with bail-in HLA requirements.

BMO continues to monitor all changes and is involved in consultations.

12 BMO Financial Group Second Quarter Report 2016

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section on pages 70 to 75, the Liquidity and Funding Risk section on pages 105 to 110 and the Legal and Regulatory Risk section on pages 114 to 116 of BMO’s 2015 Annual Report.

Other Capital Developments

During the quarter, 295,825 common shares were issued through the exercise of stock options.

On April 21, 2016, we redeemed all of our outstanding $700 million Series D Medium-Term Notes First Tranche, at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.

On May 9, 2016, we announced our intention to redeem all of our outstanding $1.5 billion Series G Medium-Term Notes First Tranche on July 8, 2016, at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.

On May 25, 2016, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.86 per common share, up $0.02 or 2% from the preceding quarter and up $0.04 per share or 5% from a year ago.

The dividend is payable on August 26, 2016, to shareholders of record on August 1, 2016. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the shareholder dividend reinvestment and share purchase plan.

Qualifying Regulatory Capital and Risk-Weighted Assets (All-in (1))	Table 8

(Canadian $ in millions)	Q2-2016	Q1-2016	Q4-2015
Gross Common Equity (2)	35,761	38,345	36,182
Regulatory adjustments applied to Common Equity	(10,019)	(11,579)	(10,554)
Common Equity Tier 1 Capital (CET1)	25,742	26,766	25,628
Additional Tier 1 Eligible Capital (3)	3,696	3,700	4,146
Regulatory adjustments applied to Tier 1	(215)	(214)	(358)
Additional Tier 1 Capital (AT1)	3,481	3,486	3,788
Tier 1 Capital (T1 = CET1 + AT1)	29,223	30,252	29,416
Tier 2 Eligible Capital (4)	5,589	5,689	5,218
Regulatory adjustments applied to Tier 2	(55)	(50)	(50)
Tier 2 Capital (T2)	5,534	5,639	5,168
Total Capital (TC = T1 + T2)	34,757	35,891	34,584

Risk-weighted assets (5)
CET1 Capital Risk-Weighted Assets	256,184	265,043	239,185
Tier 1 Capital Risk-Weighted Assets	256,553	265,381	239,471
Total Capital Risk-Weighted Assets	256,869	265,671	239,716

Capital Ratios (%)
CET1 Ratio	10.0	10.1	10.7
Tier 1 Capital Ratio	11.4	11.4	12.3
Total Capital Ratio	13.5	13.5	14.4

 (1) “All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules is being phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.

 (2) Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.

 (3) Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.

 (4) Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.

 (5) Due to the phased-in implementation of the Credit Valuation Adjustment (CVA) which commenced in Q1-2014, the scalars applied to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital are 64%, 71% and 77% respectively, resulting in different RWA measures for each of the three tiers of regulatory capital.

BMO Financial Group Second Quarter Report 2016 13

Outstanding Shares and Securities Convertible into Common Shares	Table 9

As at May 18, 2016	Number of shares or dollar amount (in millions)
Common shares	644

Class B Preferred shares
Series 14	$250
Series 15	$250
Series 16	$157
Series 17	$143
Series 25	$290
Series 27	$500
Series 29	$400
Series 31	$300
Series 33	$200
Series 35	$150
Series 36	$600

Medium-Term Notes
Series H - First Tranche (1)	$1,000
Series H - Second Tranche (2)	$1,000

Stock options
Vested	6.9
Non-vested	4.3

(1) Details on the Series H Medium-Term Notes, First Tranche are outlined in Note 15 to the audited consolidated financial statements on page 168 of BMO’s 2015 Annual Report.
(2) Details on the Series H Medium-Term Notes, Second Tranche are outlined in Note 8 of the unaudited interim consolidated financial statements.

Details on share capital are outlined in Note 9 to the unaudited interim consolidated financial statements and Note 17 to the audited annual consolidated financial statements on page 170 of BMO’s 2015 Annual Report.

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

14 BMO Financial Group Second Quarter Report 2016

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating segments and operating groups for the second quarter of 2016.

Corporate Services results prior to 2016 reflected certain items in respect of the 2011 purchased loan portfolio, including recognition of the reduction in the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio. Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO TF, and given that these amounts have reduced substantially in size. Results for prior periods have not been reclassified. Recoveries or provisions on the 2011 purchased credit impaired portfolio continue to be recognized in Corporate Services. Purchased loan accounting impacts related to BMO TF are recognized in U.S. P&C.

Also effective in the first quarter of 2016, income from equity investments has been reclassified from net interest income to non-interest revenue in Canadian P&C, Wealth Management and Corporate Services. Results for prior periods have been reclassified. Restructuring costs and acquisition and integration costs that impact more than one operating group are also included in Corporate Services.

Insurance can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities are predominantly fixed income assets recorded at fair value with changes in the fair values recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb). Like many banks, we analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenue and the GAAP provision for income taxes by an amount that would raise revenue on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions. The teb adjustments for the second quarter of 2016 totalled $120 million, down from $160 million in the first quarter of 2016 and up from $100 million in the second quarter of 2015.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are reclassified to conform to the current organization structure.

BMO Financial Group Second Quarter Report 2016 15

Personal and Commercial Banking (P&C)	Table 10

(Canadian $ in millions, except as noted)	Q2-2016	Q1-2016	Q2-2015	YTD-2016	YTD-2015

Net interest income (teb)	2,098	2,131	1,849	4,229	3,716
Non-interest revenue	718	733	635	1,451	1,257
Total revenue (teb)	2,816	2,864	2,484	5,680	4,973
Provision for credit losses	178	205	161	383	333
Non-interest expense	1,568	1,602	1,391	3,170	2,787
Income before income taxes	1,070	1,057	932	2,127	1,853
Provision for income taxes (teb)	278	277	240	555	466
Reported net income	792	780	692	1,572	1,387
Amortization of acquisition-related intangible assets (1)	12	14	14	26	28
Adjusted net income	804	794	706	1,598	1,415

Net income growth (%)	14.4	12.3	8.6	13.4	7.5
Adjusted net income growth (%)	14.0	12.0	8.4	13.0	7.3
Revenue growth (%)	13.4	15.1	6.8	14.2	6.3
Non-interest expense growth (%)	12.6	14.8	8.6	13.7	7.4
Adjusted non-interest expense growth (%)	12.8	14.9	8.8	13.9	7.6
Return on equity (%)	15.6	15.1	15.6	15.3	15.6
Adjusted return on equity (%)	15.9	15.3	15.9	15.6	16.0
Operating leverage (%) (teb)	0.8	0.3	(1.8)	0.5	(1.1)
Adjusted operating leverage (%) (teb)	0.6	0.2	(2.0)	0.3	(1.3)
Efficiency ratio (%) (teb)	55.7	55.9	56.0	55.8	56.1
Adjusted efficiency ratio (%) (teb)	55.1	55.3	55.3	55.2	55.3
Net interest margin on average earning assets (%) (teb)	2.90	2.90	2.82	2.90	2.81
Average earning assets	293,741	291,923	268,950	292,822	267,150
Average net loans and acceptances	293,442	290,956	267,118	292,185	265,083
Average deposits	225,475	228,660	207,728	227,085	206,369

 (1) Before tax amounts of: $17 million in Q2-2016; $19 million in Q1-2016; $18 million in Q2-2015; and $36 million for each of YTD-2016 and YTD-2015 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The combined P&C banking business net income of $792 million and adjusted net income of $804 million were both up 14% from the prior year. These operating segments are reviewed separately in the sections that follow.

16 BMO Financial Group Second Quarter Report 2016

Canadian Personal and Commercial Banking (Canadian P&C)	Table 11

(Canadian $ in millions, except as noted)	Q2-2016	Q1-2016	Q2-2015	YTD-2016	YTD-2015

Net interest income	1,222	1,254	1,165	2,476	2,350
Non-interest revenue	450	471	440	921	883
Total revenue	1,672	1,725	1,605	3,397	3,233
Provision for credit losses	127	140	143	267	275
Non-interest expense	841	872	812	1,713	1,647
Income before income taxes	704	713	650	1,417	1,311
Provision for income taxes	179	184	165	363	323
Reported net income	525	529	485	1,054	988
Amortization of acquisition-related intangible assets (1)	-	1	1	1	2
Adjusted net income	525	530	486	1,055	990

Personal revenue	1,089	1,129	1,071	2,218	2,149
Commercial revenue	583	596	534	1,179	1,084
Net income growth (%)	8.1	5.3	1.3	6.7	2.5
Revenue growth (%)	4.1	6.0	4.4	5.1	3.8
Adjusted non-interest expense growth (%)	3.5	4.5	6.2	4.0	5.9
Non-interest expense growth (%)	3.5	4.5	6.2	4.0	5.9
Adjusted operating leverage (%)	0.6	1.5	(1.8)	1.1	(2.1)
Operating leverage (%)	0.6	1.5	(1.8)	1.1	(2.1)
Efficiency ratio (%)	50.3	50.6	50.6	50.4	51.0
Net interest margin on average earning assets (%)	2.51	2.55	2.54	2.53	2.53
Average earning assets	197,598	195,881	187,778	196,730	187,477
Average net loans and acceptances	203,597	201,656	193,435	202,615	193,076
Average deposits	140,112	139,456	131,213	139,781	131,329

 (1) Before tax amounts of: $nil in Q2-2016; $1 million in each of Q1-2016, Q2-2015 and YTD-2016; and $2 million for YTD-2015 are included in non-interest expense.

   Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2016 vs Q2 2015

Canadian P&C net income of $525 million increased $40 million or 8% from a year ago. Revenue increased $67 million or 4% from the prior year due to higher balances across most products and increased non-interest revenue, partially offset by lower net interest margin. Net interest margin was 2.51%, down 3 basis points, primarily due to the low interest rate environment and narrower spreads on variable-rate lending products.

In the personal banking segment, revenue increased $18 million or 2% due to the impact of higher balances across most products, partially offset by lower net interest margin.

In the commercial banking segment, revenue increased $49 million or 9% due to the impact of higher balances across most products and increased non-interest revenue.

Provision for credit losses decreased by $16 million to $127 million due to lower provisions in the consumer and commercial portfolios. Non-interest expense increased $29 million or 4% reflecting investments to support business growth, net of a continued focus on expense management. Year-over-year operating leverage was positive 0.6%.

Average net loans and acceptances increased $10.2 billion or 5% from a year ago. Total personal lending balances (excluding retail cards) increased 4% year over year and commercial loan balances (excluding corporate cards) grew 10%. Average deposits increased $8.9 billion or 7%. Personal deposit balances increased 7% mainly due to growth in term deposits and chequing accounts while commercial deposit balances grew 6%.

Q2 2016 vs Q1 2016

Net income decreased by $4 million from the prior quarter. Revenue decreased by $53 million or 3% due to the impact of two fewer days in the current quarter and lower non-interest revenue and net interest margin. Net interest margin of 2.51% was down 4 basis points.

Personal revenue decreased $40 million mainly due to the impact of fewer days, lower net interest margin and lower non-interest revenue.

Commercial revenue decreased $13 million mainly due to the impact of fewer days and lower non-interest revenue.

Provision for credit losses decreased $13 million due to lower provisions in the consumer portfolio and higher recoveries in the commercial portfolio. Non-interest expense decreased $31 million or 4% reflecting the impact of a continued focus on expense management, fewer days in the quarter, and stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average net loans and acceptances increased $1.9 billion or 1%, while average deposits increased $0.7 billion.

Q2 YTD 2016 vs Q2 YTD 2015

Net income increased $66 million or 7% year to date. Revenue increased $164 million or 5% due to higher balances across most products and increased non-interest revenue.

Provisions for credit losses decreased $8 million, mainly due to lower provisions in the commercial portfolio. Non-interest expense increased $66 million or 4% mainly due to investments to support business growth and higher employee-related costs, net of a continued focus on expense management. Year-to-date operating leverage was positive 1.1%.

Average current loans and acceptances increased $9.5 billion or 5%, while average deposits increased $8.5 billion or 6%.

BMO Financial Group Second Quarter Report 2016 17

U.S. Personal and Commercial Banking (U.S. P&C)	Table 12

(US$ in millions, except as noted)	Q2-2016	Q1-2016	Q2-2015	YTD-2016	YTD-2015

Net interest income (teb) (1)	673	638	551	1,311	1,123
Non-interest revenue	206	190	157	396	307
Total revenue (teb) (1)	879	828	708	1,707	1,430
Provision for credit losses (1)	39	47	14	86	47
Non-interest expense	558	531	467	1,089	938
Income before income taxes	282	250	227	532	445
Provision for income taxes (teb)	76	68	60	144	117
Reported net income	206	182	167	388	328
Amortization of acquisition-related intangible assets (2)	10	9	10	19	21
Adjusted net income	216	191	177	407	349

Net income growth (%)	23.4	13.1	16.4	18.4	10.2
Adjusted net income growth (%)	21.5	11.5	14.4	16.6	8.6
Revenue growth (%)	24.1	14.7	(0.8)	19.4	-
Non-interest expense growth (%)	19.6	12.7	(0.2)	16.2	(1.5)
Adjusted non-interest expense growth (%)	20.4	13.5	0.3	16.9	(0.9)
Operating leverage (%) (teb)	4.5	2.0	(0.6)	3.2	1.5
Adjusted operating leverage (%) (teb)	3.7	1.2	(1.1)	2.5	0.9
Efficiency ratio (%) (teb)	63.5	64.1	65.9	63.8	65.5
Adjusted efficiency ratio (%) (teb)	62.0	62.5	63.9	62.3	63.6
Net interest margin on average earning assets (%) (teb)	3.71	3.63	3.46	3.67	3.46
Average earning assets	73,886	69,846	65,403	71,844	65,506
Average net loans and acceptances	69,048	64,937	59,368	66,971	59,194
Average deposits	65,608	64,931	61,649	65,266	61,698

(Canadian $ equivalent in millions)
Net interest income (teb) (1)	876	877	684	1,753	1,366
Non-interest revenue	268	262	195	530	374
Total revenue (teb) (1)	1,144	1,139	879	2,283	1,740
Provision for credit losses (1)	51	65	18	116	58
Non-interest expense	727	730	579	1,457	1,140
Income before income taxes	366	344	282	710	542
Provision for income taxes (teb)	99	93	75	192	143
Reported net Income	267	251	207	518	399
Adjusted net income	279	264	220	543	425
Net income growth (%)	29.4	30.5	30.8	30.0	22.6
Adjusted net income growth (%)	27.4	28.6	28.5	28.0	20.9
Revenue growth (%)	30.2	32.3	11.6	31.2	11.4
Non-interest expense growth (%)	25.5	30.2	12.3	27.8	9.7
Adjusted non-interest expense growth (%)	26.3	31.0	12.9	28.6	10.4
Average earning assets	96,143	96,042	81,172	96,092	79,673
Average net loans and acceptances	89,845	89,300	73,683	89,570	72,007
Average deposits	85,363	89,204	76,515	87,304	75,040

 (1) Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO TF. Results for prior periods have not been reclassified.

 (2) Before tax amounts of: US$13 million in each of Q2-2016 and Q1-2016; US$14 million in Q2-2015; US$26 million for YTD-2016; and US$28 million for YTD-2015 are included in non-interest expense.

   Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2016 vs Q2 2015

Net income of $267 million increased $60 million or 29% and adjusted net income of $279 million increased $59 million or 27%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $206 million increased $39 million or 23% from a year ago and adjusted net income of $216 million increased $39 million or 21%, benefiting from the acquired BMO TF business, which contributed approximately 15% to revenue and adjusted expenses in the quarter, and organic growth.

Revenue of $879 million increased $171 million or 24%, due to the benefits of BMO TF, higher loan and deposit volumes and increased deposit spreads, net of loan spread compression. Net interest margin increased 25 basis points to 3.71%, driven by higher deposit spreads, the acquisition of BMO TF and the recognition of the credit mark on the purchased performing portfolio previously recognized in Corporate Services, partially offset by loan spread compression.

Provisions for credit losses were $39 million, up $25 million due to lower recoveries in the current quarter and the addition of BMO TF. Non-interest expense of $558 million and adjusted non-interest expense of $545 million both increased 20%, largely due to the acquisition of BMO TF.

Average net loans and acceptances increased $9.7 billion or 16% from the prior year to $69.0 billion, due to the acquisition of BMO TF as well as organic commercial loan growth of 13%, partially offset by declines in personal loan volumes including the planned reduction in indirect auto portfolio levels.

Average deposits of $65.6 billion increased $4.0 billion or 6% from the prior year, driven by growth in both personal and commercial volumes. Personal chequing volumes increased $997 million or 6%.

18 BMO Financial Group Second Quarter Report 2016

Q2 2016 vs Q1 2016

Net income increased $16 million or 7% and adjusted net income increased $15 million or 6% from prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income increased $24 million or 13% and adjusted net income increased $25 million or 12% from prior quarter.

Revenue increased $51 million or 6% from the prior quarter due to the full quarter impact of BMO TF, and higher deposit spreads and organic loan volumes, partially offset by two fewer days in the current quarter. Net interest margin increased 8 basis points from the prior quarter driven by increased deposit spreads and the full quarter impact of BMO TF, partially offset by loan spread compression.

Provisions for credit losses declined by $8 million due to lower provisions in the consumer portfolio. Non-interest expense and adjusted non-interest expense both increased 5% due to the full quarter impact of BMO TF.

Average net loans and acceptances increased by $4.1 billion or 6% from the prior quarter, driven by the full quarter impact of BMO TF and organic commercial loan growth, partially offset by declines in personal loan volumes including the planned reduction in indirect auto portfolio levels. Average deposits increased $0.7 billion or 1%.

Q2 YTD 2016 vs Q2 YTD 2015

Net income of $518 million increased $119 million or 30% and adjusted net income of $543 million increased $118 million or 28%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $388 million increased $60 million or 18% and adjusted net income of $407 million increased $58 million or 17%, mainly due to the impact of the acquired BMO TF business.

Revenue of $1,707 million increased $277 million or 19%, primarily due to the benefits of BMO TF, organic loan growth and improvements in deposit spreads, partially offset by loan spread compression. Net interest margin increased by 21 basis points to 3.67%, driven by higher deposit spreads, the acquisition of BMO TF and the recognition of the credit mark on the purchased performing portfolio, offset in part by a decline in loan spreads due to competitive pressures.

Provisions for credit losses were $86 million, up $39 million due to higher new provisions, lower recoveries and BMO TF. Non-interest expense of $1,089 million increased $151 million or 16% and adjusted non-interest expense of $1,063 million increased $153 million or 17%, largely due to BMO TF.

Average net loans and acceptances of $67.0 billion increased by $7.8 billion or 13% from prior year, due to BMO TF and organic commercial loan growth, partially offset by declines in personal loan volumes including the planned reduction in indirect auto portfolio levels. Average deposits of $65.3 billion increased $3.6 billion or 6% from prior year, driven by growth in both personal and commercial volumes.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2016 19

BMO Wealth Management	Table 13

(Canadian $ in millions, except as noted)	Q2-2016	Q1-2016	Q2-2015	YTD-2016	YTD-2015

Net interest income	149	149	133	298	277
Non-interest revenue	1,248	1,288	1,055	2,536	2,693
Total revenue	1,397	1,437	1,188	2,834	2,970
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	407	366	24	773	771
Revenue, net of CCPB	990	1,071	1,164	2,061	2,199
Provision for credit losses	2	2	1	4	3
Non-interest expense	816	877	836	1,693	1,664
Income before income taxes	172	192	327	364	532
Provision for income taxes	38	44	89	82	135
Reported net income	134	148	238	282	397
Acquisition integration costs (1)	5	9	10	14	20
Amortization of acquisition-related intangible assets (2)	19	19	17	38	34
Adjusted net income	158	176	265	334	451

Traditional Wealth businesses adjusted net income	90	154	169	244	324
Insurance adjusted net income	68	22	96	90	127
Net income growth (%)	(43.7)	(6.8)	24.0	(29.0)	8.5
Adjusted net income growth (%)	(40.8)	(4.9)	33.9	(26.1)	18.8
Revenue growth (%)	17.6	(19.3)	(1.5)	(4.6)	22.2
Revenue growth, net of CCPB (%)	(14.9)	3.5	32.5	(6.2)	26.0
Non-interest expense growth (%)	(2.4)	5.9	32.6	1.7	30.4
Adjusted non-interest expense growth (%)	(1.9)	6.0	29.1	2.0	27.0
Return on equity (%)	8.9	9.4	17.0	9.2	14.3
Adjusted return on equity (%)	10.5	11.3	19.0	10.9	16.2
Operating leverage, net of CCPB (%)	(12.5)	(2.4)	(0.1)	(7.9)	(4.4)
Adjusted operating leverage, net of CCPB (%)	(13.0)	(2.5)	3.4	(8.2)	(1.0)
Efficiency ratio (%)	58.4	61.0	70.4	59.7	56.0
Efficiency ratio, net of CCPB (%)	82.4	81.9	71.8	82.1	75.7
Adjusted efficiency ratio (%)	56.4	58.5	67.6	57.4	53.7
Adjusted efficiency ratio, net of CCPB (%)	79.5	78.5	69.0	79.0	72.6
Assets under management and administration	816,602	863,623	832,972	816,602	832,972
Average earning assets	25,232	25,555	23,596	25,395	23,181
Average net loans and acceptances	16,064	16,206	14,202	16,137	14,024
Average deposits	29,713	28,911	27,308	29,308	26,946

U.S. Select Financial Data (US$ in millions)
Total revenue	92	176	185	268	370
Non-interest expense	145	151	163	296	332
Reported net income	(39)	20	15	(19)	27
Adjusted net income	(36)	24	20	(12)	37
Average earning assets	3,446	3,432	3,196	3,439	3,191
Average net loans and acceptances	3,151	3,147	2,931	3,150	2,892
Average deposits	5,659	5,820	6,110	5,741	6,205

 (1) F&C acquisition integration costs before tax amounts of: $6 million in Q2-2016; $12 million in Q1-2016; $11 million in Q2-2015; $18 million for YTD-2016; and $24 million for YTD-2015 are included in non-interest expense.

 (2) Before tax amounts of: $23 million in Q2-2016; $24 million in Q1-2016; $22 million in Q2-2015; $47 million for YTD-2016; and $44 million for YTD-2015 are included in non-interest expense.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2016 vs Q2 2015

Net income was $134 million compared to $238 million a year ago. Adjusted net income was $158 million compared to $265 million a year ago. Traditional wealth adjusted net income was $90 million compared to $169 million a year ago, due to a $79 million after-tax write-down of an equity investment. Underlying traditional wealth adjusted results were unchanged with business growth offset by lower year-over-year equity markets. Adjusted net income in insurance was $68 million compared to above-trend results of $96 million a year ago.

Revenue was $1,397 million compared to $1,188 million a year ago. Revenue, net of CCPB, of $990 million, declined 15%. Revenue in traditional wealth was $868 million compared to $998 million a year ago, due to the $108 million pre-tax investment write-down, lower year-over-year equity markets and the impact of divestitures, primarily the sale of our U.S. Retirement Services business in the fourth quarter last year, partially offset by underlying business growth. Insurance revenue, net of CCPB, was $122 million compared to above-trend revenue of $166 million in the prior year.

Non-interest expense of $816 million and adjusted non-interest expense of $787 million both decreased 2%, or 3% excluding the impact of the stronger U.S. dollar and British pound, due to the impact of divestitures as noted above, and lower revenue-based costs.

Assets under management and administration declined $16 billion or 2% from a year ago to $817 billion, driven by market depreciation, partially offset by favourable foreign exchange movements.

20 BMO Financial Group Second Quarter Report 2016

Q2 2016 vs Q1 2016

Net income was $134 million compared to $148 million in the prior quarter. Adjusted net income was $158 million compared to $176 million in the prior quarter. Adjusted net income in traditional wealth increased $15 million, excluding the investment write-down, due to lower expenses. Adjusted net income in insurance was up $46 million due to the negative impact of interest rates and equity markets in the prior quarter.

Net revenue was $990 million compared to $1,071 million in the prior quarter. Revenue in traditional wealth was $868 million compared to $1,007 million in the prior quarter, reflecting the investment write-down, the impact of the weaker U.S. dollar and British pound and two fewer days in the current quarter, partially offset by higher quarter-over-quarter equity markets. Net insurance revenue increased $58 million due to the items noted above. The weaker U.S. dollar and British pound decreased revenue by $15 million.

Non-interest expense of $816 million was down $61 million. Adjusted non-interest expense of $787 million was down $54 million primarily due to stock-based compensation for employees eligible-to-retire that is expensed in the first quarter of each year. The weaker U.S. dollar and British pound decreased adjusted expenses by $18 million.

Assets under management and administration of $817 billion declined $47 billion or 5% from the prior quarter, mainly driven by unfavourable foreign exchange movements.

Q2 YTD 2016 vs Q2 YTD 2015

Net income was $282 million compared to $397 million in the prior year. Adjusted net income was $334 million compared to $451 million in the prior year. Adjusted net income in traditional wealth was $244 million compared to $324 million due to the investment write-down, with underlying business growth offset by lower year-over-year equity markets. Adjusted net income in insurance was $90 million compared to $127 million, driven by above-trend results primarily due to higher benefits from changes in our investment portfolio to improve asset-liability management in the prior year.

Net revenue was $2,061 million compared to $2,199 million in the prior year. Revenue in traditional wealth of $1,875 million was up $19 million, excluding the investment write-down, as underlying business growth was partially offset by lower year-over-year equity markets and the impact of divestitures, primarily the sale of our U.S. Retirement Services business. Insurance revenue, net of CCPB, was $186 million compared to $235 million, which was above-trend, as discussed above. The stronger U.S. dollar and British pound increased revenue by $45 million.

Non-interest expense was $1,693 million, an increase of $29 million. Adjusted non-interest expense of $1,628 million increased $32 million, or decreased $9 million excluding the impact of the stronger U.S. dollar and British pound, mainly due to the impact of divestitures as noted above.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2016 21

BMO Capital Markets	Table 14

(Canadian $ in millions, except as noted)	Q2-2016	Q1-2016	Q2-2015	YTD-2016	YTD-2015

Net interest income (teb)	378	429	274	807	662
Non-interest revenue	692	591	737	1,283	1,269
Total revenue (teb)	1,070	1,020	1,011	2,090	1,931
Provision for (recovery of) credit losses	44	8	5	52	14
Non-interest expense	633	661	616	1,294	1,239
Income before income taxes	393	351	390	744	678
Provision for income taxes (teb)	102	91	94	193	162
Reported and adjusted net income	291	260	296	551	516

Trading Products revenue	730	589	660	1,319	1,230
Investment and Corporate Banking revenue	340	431	351	771	701
Net income growth (%)	(1.7)	18.4	(2.6)	6.9	(10.9)
Revenue growth (%)	5.8	10.9	6.3	8.2	0.5
Non-interest expense growth (%)	2.8	6.2	6.1	4.5	4.2
Return on equity (%)	14.7	13.2	17.9	14.0	15.8
Operating leverage (%) (teb)	3.0	4.7	0.2	3.7	(3.7)
Efficiency ratio (%) (teb)	59.2	64.8	60.9	61.9	64.2
Net interest margin on average earning assets (%) (teb)	0.61	0.66	0.48	0.64	0.56
Average earning assets	251,645	257,905	235,156	254,809	236,188
Average assets	303,132	311,775	289,591	307,501	288,409
Average net loans and acceptances	45,313	44,043	35,837	44,671	34,997
Average deposits	143,560	155,964	136,155	149,830	137,471

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	281	270	297	551	562
Non-interest expense	216	215	221	431	441
Reported net income	36	34	51	70	80
Average earning assets	77,317	78,730	74,226	78,031	75,209
Average assets	84,712	85,970	83,504	85,348	84,380
Average net loans and acceptances	15,143	13,749	10,507	14,438	10,366
Average deposits	50,112	55,769	54,394	52,972	56,533

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2016 vs Q2 2015

Net income of $291 million decreased $5 million or 2% from the prior year as good revenue performance was offset by higher provisions for credit losses and higher expenses. Return on equity was 14.7% compared to 17.9% in the prior year primarily due to higher allocated capital.

Revenue increased $59 million or 6%, or 4% excluding the impact of the stronger U.S. dollar. Trading Products reported strong performance primarily from higher client activity, while Investment and Corporate Banking revenue decreased as higher corporate banking related revenue was more than offset by lower net securities gains.

Provision for credit losses of $44 million increased $39 million, primarily due to higher resource-related provisions. Non-interest expense increased $17 million or 3%. Non-interest expense increased $4 million or 1%, excluding the impact of the stronger U.S. dollar, due to higher employee-related expenses.

Q2 2016 vs Q1 2016

Net income increased $31 million or 12% from the prior quarter, driven by strong performance in our Trading Products business and lower employee-related expenses, partially offset by lower Investment and Corporate Banking revenue and higher provisions for credit losses.

Revenue increased $50 million or 5%. Revenue increased $71 million or 7%, excluding the impact of the weaker U.S. dollar. Strong performance in our Trading Products business was driven by higher client activity and improved market conditions. In our Investment and Corporate Banking business, higher equity underwriting revenue from an improved issuance environment was more than offset by softer advisory results and lower net securities gains.

Provision for credit losses increased $36 million, primarily due to higher resource-related provisions. Non-interest expense decreased $28 million or 4% from the previous quarter. Non-interest expense decreased $12 million or 2%, excluding the impact of the weaker U.S. dollar, due to stock-based compensation costs for employees eligible to retire that is expensed in the first quarter of each year.

Q2 YTD 2016 vs Q2 YTD 2015

Net income of $551 million increased $35 million or 7% from the prior year.

Revenue increased $159 million or 8%. Revenue was up $97 million or 5%, excluding the impact of the stronger U.S. dollar, driven by increases in trading revenues, investment banking advisory fees and corporate banking related revenue, partially offset by lower net securities gains.

Provision for credit losses increased $38 million, primarily due to higher resource-related provisions. Non-interest expense increased $55 million or 4%. Non-interest expense increased $3 million, excluding the impact of the stronger U.S. dollar.

22 BMO Financial Group Second Quarter Report 2016

Corporate Services	Table 15

(Canadian $ in millions, except as noted)	Q2-2016	Q1-2016	Q2-2015	YTD-2016	YTD-2015

Net interest income before group teb offset (1)	(85)	(69)	(96)	(154)	(140)
Group teb offset	(120)	(160)	(100)	(280)	(290)
Net interest income (teb) (1)	(205)	(229)	(196)	(434)	(430)
Non-interest revenue	23	(17)	39	6	137
Total revenue (teb) (1)	(182)	(246)	(157)	(428)	(293)
Recovery of credit losses (1)	(23)	(32)	(6)	(55)	(26)
Non-interest expense	295	130	269	425	428
Loss before income taxes	(454)	(344)	(420)	(798)	(695)
Recovery of income taxes (teb)	(210)	(224)	(193)	(434)	(394)
Reported net loss	(244)	(120)	(227)	(364)	(301)
Acquisition integration costs (2)	11	6	-	17	-
Cumulative accounting adjustment (3)	-	62	-	62	-
Restructuring costs (4)	132	-	106	132	106
Adjusted net loss	(101)	(52)	(121)	(153)	(195)

Corporate Services Recovery of Credit Losses
Impaired real estate loans	(4)	(3)	18	(7)	23
Interest on impaired loans	-	-	5	-	9
Purchased credit impaired loans	(19)	(29)	(26)	(48)	(55)
Purchased performing loans	-	-	(3)	-	(3)
Recovery of credit losses	(23)	(32)	(6)	(55)	(26)
Average loans and acceptances	81	137	261	109	281
Period-end loans and acceptances	75	100	206	75	206

U.S. Select Financial Data (US$ in millions)
Total revenue (teb) (1)	(36)	(37)	(35)	(73)	(41)
Recovery of credit losses (1)	(17)	(67)	(33)	(84)	(34)
Non-interest expense	79	31	82	110	165
Recovery of income taxes (teb)	(32)	(2)	(43)	(34)	(89)
Reported net income (loss)	(66)	1	(41)	(65)	(83)
Adjusted total revenue (teb) (1)	(36)	(37)	(35)	(73)	(41)
Adjusted recovery of credit losses (1)	(17)	(23)	(4)	(40)	(22)
Adjusted non-interest expense	13	24	41	37	124
Adjusted net loss	(25)	(22)	(33)	(47)	(64)

 (1) Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO TF. Results for prior periods have not been reclassified.

 (2) Acquisition integration costs related to the acquisition of BMO TF are primarily included in non-interest expense.

 (3) Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation, largely impacting prior periods.

 (4) Restructuring charges before tax amounts of: $188 million in Q2-2016 as we accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies; and $149 million in Q2-2015, primarily due to restructuring to drive operational efficiencies, are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of providing these Corporate Unit and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets and certain purchased loan accounting impacts.

Q2 2016 vs Q2 2015

Corporate Services net loss for the quarter was $244 million compared with a net loss of $227 million a year ago. The current quarter reported figures included a $132 million after-tax ($188 million pre-tax) restructuring charge as we accelerate the use of technology to enhance customer experience and focus on driving operational efficiencies. The prior year included a $106 million after-tax ($149 million pre-tax) restructuring charge primarily due to restructuring to drive operational efficiencies. Corporate Services adjusted net loss for the quarter was $101 million, compared with an adjusted net loss of $121 million a year ago. Adjusted results improved due to below-trend expenses and higher recoveries of credit losses in the current quarter.

Q2 2016 vs Q1 2016

Corporate Services net loss for the quarter was $244 million compared with a net loss of $120 million in the prior quarter. Corporate Services adjusted net loss for the quarter was $101 million, compared with an adjusted net loss of $52 million in the prior quarter. Adjusted results declined primarily due to lower revenue and lower recoveries of credit losses, partially offset by below-trend expenses in the current quarter.

BMO Financial Group Second Quarter Report 2016 23

Q2 YTD 2016 vs Q2 YTD 2015

Corporate Services net loss for the year to date was $364 million, compared with a net loss of $301 million a year ago. Corporate Services adjusted net loss for the year to date was $153 million, compared with an adjusted net loss of $195 million a year ago. Adjusted results improved mainly due to below-trend expenses and higher recoveries of credit losses, partially offset by lower revenues in the current year.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the non-GAAP Measures section.

24 BMO Financial Group Second Quarter Report 2016

Summary Quarterly Earnings Trends	Table 16

(Canadian $ in millions, except as noted)	Q2-2016	Q1-2016	Q4-2015	Q3-2015	Q2-2015	Q1-2015	Q4-2014	Q3-2014
Total revenue (1)	5,101	5,075	4,982	4,826	4,526	5,055	4,640	4,735
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	407	366	265	218	24	747	300	520
Revenue, net of CCPB	4,694	4,709	4,717	4,608	4,502	4,308	4,340	4,215
Provision for credit losses – specific	201	183	128	160	161	163	170	130
Provision for credit losses – collective	-	-	-	-	-	-	-	-
Non-interest expense	3,312	3,270	3,093	2,971	3,112	3,006	2,887	2,756
Income before income taxes	1,181	1,256	1,496	1,477	1,229	1,139	1,283	1,329
Provision for income taxes	208	188	282	285	230	139	213	203
Reported net income (see below)	973	1,068	1,214	1,192	999	1,000	1,070	1,126
Adjusted net income (see below)	1,152	1,178	1,264	1,230	1,146	1,041	1,111	1,162
Basic earnings per share ($)	1.46	1.59	1.83	1.81	1.49	1.47	1.57	1.68
Diluted earnings per share ($)	1.45	1.58	1.83	1.80	1.49	1.46	1.56	1.67
Adjusted diluted earnings per share ($)	1.73	1.75	1.90	1.86	1.71	1.53	1.63	1.73
Net interest margin on average earning assets (%)	1.61	1.58	1.53	1.52	1.48	1.51	1.57	1.55
PCL as a % of average net loans and acceptances (annualized)	0.23	0.21	0.15	0.20	0.20	0.21	0.23	0.18
Effective income tax rate (%)	17.6	15.0	18.8	19.3	18.8	12.2	16.6	15.3
Adjusted effective income tax rate (%)	19.6	16.2	18.9	19.4	19.8	12.6	16.8	15.6
Canadian/U.S. dollar exchange rate (average)	1.30	1.37	1.32	1.27	1.24	1.19	1.11	1.08

Operating group reported net income:
Canadian P&C	525	529	561	556	485	503	526	524
U.S. P&C	267	251	208	222	207	192	169	162
Personal and Commercial Banking	792	780	769	778	692	695	695	686
Wealth Management	134	148	243	210	238	159	225	189
BMO Capital Markets	291	260	241	272	296	220	190	305
Corporate Services	(244)	(120)	(39)	(68)	(227)	(74)	(40)	(54)
BMO Financial Group net income	973	1,068	1,214	1,192	999	1,000	1,070	1,126

Operating group adjusted net income:
Canadian P&C	525	530	562	557	486	504	527	525
U.S. P&C	279	264	222	235	220	205	182	175
Personal and Commercial Banking	804	794	784	792	706	709	709	700
Wealth Management	158	176	271	233	265	186	252	211
BMO Capital Markets	291	260	242	273	296	220	190	305
Corporate Services	(101)	(52)	(33)	(68)	(121)	(74)	(40)	(54)
BMO Financial Group adjusted net income	1,152	1,178	1,264	1,230	1,146	1,041	1,111	1,162

 (1) Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

 Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO’s quarterly earnings trends were reviewed in detail on pages 66 and 67 of BMO’s 2015 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Table 16 outlines summary results for the third quarter of fiscal 2014 through the second quarter of fiscal 2016. The table reflects changes in IFRS that are outlined in Note 1 to the audited annual consolidated financial statements on page 140 of BMO’s 2015 Annual Report.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. Comparative figures have been reclassified to conform to the current presentation.

Canadian P&C

Canadian P&C delivered strong net income performance throughout 2014, moderating in the first half of 2015, with better net income growth in the second half of 2015. There were higher provisions for credit losses in the first half of 2016, up from below-trend provisions in the second half of 2015. Revenue growth has been driven by higher balances and non-interest revenue. Expenses have grown as a result of continued investments to support business growth, net of a continued focus on disciplined expense management.

U.S. P&C

Results improved in the fourth quarter of 2014 through the second quarter of 2016 as a result of disciplined expense management in a challenging interest rate environment. Growth in 2016 largely reflects the acquisition of BMO TF.

Wealth Management

Wealth Management’s results in the last two quarters were below-trend, impacted by lower fee-based revenue from lower year-over-year equity markets. Results in the current quarter were also impacted by the investment write-down. Traditional wealth operating results have benefitted from the acquired F&C business since the second half of 2014 and from a gain on the sale of our U.S. Retirement Services business in the last quarter of 2015. Quarterly results in the insurance businesses have been subject to variability, resulting primarily from impacts of interest rates and equity markets, as well as methodology and actuarial assumptions changes.

BMO Financial Group Second Quarter Report 2016 25

BMO Capital Markets

Strong performance in the third quarter of 2014 was followed by slower market activity in the fourth quarter, while the first quarter of 2015 was impacted by unfavourable credit and funding valuation adjustments. The second and third quarters of 2015 reflected improved performance in both our Trading Products and Investment and Corporate Banking businesses, with reduced activity in certain markets in the fourth quarter of 2015 and in the first quarter of 2016 due to more difficult market conditions. The second quarter of 2016 reflected strong performance in our Trading Products business, partially offset by increased provisions for credit losses.

Provisions for Credit Losses

BMO’s PCL measured as a percentage of loans and acceptances has been stable in recent quarters, and increased in the second quarter of 2016.

Corporate Services

Adjusted quarterly net income can vary from quarter to quarter and is impacted by the variability associated with benefits from the purchased loan portfolio. Beginning in the first quarter of 2016, the reduction in the credit mark that is reflected in net interest income and the provision for credit losses on the purchased performing portfolio are being recognized in U.S. P&C, consistent with the accounting for the acquisition of BMO TF. Results for prior periods have not been reclassified.

Foreign Exchange

The U.S. dollar strengthened significantly since 2014, with the exception of a slight weakening in the third quarter of 2014 and the second quarters of 2015 and 2016. A stronger U.S. dollar increases the translated value of U.S.-dollar-denominated revenues, expenses, provisions for (recoveries of) credit losses, income taxes and net income. It also reduces our return on equity.

Provision for Income Taxes

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Balance Sheet

Total assets of $681.5 billion at April 30, 2016, increased $39.6 billion from October 31, 2015, including a $12.1 billion decrease as a result of the weaker U.S. dollar, excluding the impact on derivative financial assets. Derivative financial assets increased $2.3 billion and derivative financial liabilities increased $3.3 billion, primarily due to the increase in the fair value of foreign exchange contracts resulting from increased client activity.

The following discussion excludes changes due to the weaker U.S. dollar. Net loans increased $24.4 billion primarily due to organic increases in loans to businesses and governments in the operating groups, and the acquired BMO TF business. Securities borrowed or purchased under resale agreements increased $15.8 billion, driven by client activities in BMO Capital Markets. Securities increased by $9.4 billion primarily due to higher trading securities. Other assets, excluding derivative financial assets, increased by $2.0 billion. The above increases were partially offset by a $2.2 billion decrease in cash and cash equivalents and interest bearing deposits with banks primarily due to cash used in acquiring the BMO TF business.

Liabilities increased $40.5 billion from October 31, 2015, including an $11.4 billion decrease as a result of the weaker U.S. dollar, excluding the impact on derivative financial liabilities, and an increase in derivative financial liabilities of $3.3 billion as discussed above.

The following discussion excludes changes due to the weaker U.S. dollar. Securities lent or sold under repurchase agreements increased $20.8 billion related to client activities in BMO Capital Markets. Deposits increased $15.7 billion, driven by a $9.4 billion increase in deposits by individuals, a $3.5 billion increase in deposits by banks and a $2.8 billion increase in business and government deposits, reflecting higher levels of wholesale and customer deposits. Securities sold and not yet purchased increased $6.3 billion due to client activities. Other liabilities increased $4.8 billion due primarily to treasury activities. Acceptances increased by $0.8 billion.

Total equity decreased $0.9 billion from October 31, 2015. Total shareholders’ equity decreased $0.4 billion primarily due to the decrease in accumulated other comprehensive income, partially offset by an increase in retained earnings. Accumulated other comprehensive income on translation of net foreign operations decreased $0.9 billion net of hedging impacts primarily due to the weaker U.S. dollar. Non-controlling interest in subsidiaries decreased $0.5 billion due to the redemption of Capital Trust Securities.

Total shareholders’ equity decreased $2.6 billion from January 31, 2016, primarily due to the decrease in accumulated other comprehensive income, partially offset by an increase in retained earnings. Accumulated other comprehensive income on translation of net foreign operations decreased $2.4 billion net of hedging impacts primarily due to the weaker U.S. dollar. Non-controlling interest in subsidiaries was relatively unchanged.

Contractual obligations by year of maturity are outlined in Note 15 to the unaudited interim consolidated financial statements.

26 BMO Financial Group Second Quarter Report 2016

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel, joint ventures and associates on the same terms that we offer to our customers for those services.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2015, as described in Note 29 to the audited consolidated financial statements on page 197 of BMO’s 2015 Annual Report.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Structured Entities and Guarantees, which are described on page 77 of BMO’s 2015 Annual Report. We consolidate all of our Structured Entities, except for certain Canadian customer securitization vehicles, structured finance vehicles, capital and funding vehicles and various BMO managed and non-managed investment funds. There have been no changes of substance during the quarter ended April 30, 2016.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2015 annual MD&A and in the notes to our audited consolidated financial statements for the year ended October 31, 2015 and in Note 1 to the unaudited interim consolidated financial statements for the quarter ended January 31, 2016, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 78 to 80 and 141 to 143 in BMO’s 2015 Annual Report.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by IASB, and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 to the audited annual consolidated financial statements on pages 143 and 144 of BMO’s 2015 Annual Report, and in Note 1 to the unaudited interim consolidated financial statements for the quarters ended January 31, 2016 and April 30, 2016. We will be adopting IFRS 9 Financial Instruments (IFRS 9) effective November 1, 2017. IFRS 9 addresses classification and measurement, impairment and hedge accounting. In December 2015, the BCBS released its Guidance on credit risk and accounting for expected credit losses, which provides additional guidance on the application of IFRS 9 for banking institutions.

Additional information can be found on pages 80 and 81 of BMO’s 2015 Annual Report. We are currently assessing the impact of this new standard on our future financial results, however we expect that the collective allowance will increase as a result of the new standard. Any increase in collective allowance on transition will be recorded in retained earnings.

Select Financial Instruments

Pages 76 and 77 of BMO’s 2015 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets regard as carrying higher risk, including information on sectors of interest: oil and gas and mining. BMO’s oil and gas outstanding loans continue to be approximately 2% and loans in respect of the mining sector continue to be less than 1% of total loans. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures.

The Financial Stability Board (FSB) issued a report encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure in our 2015 Annual Report.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this Report to Shareholders and the recent regulatory development set out below.

Federal Budget. The Federal Budget tabled on March 22, 2016 will impact the banking industry in Canada and included proposals for Bank Act amendments to modernize the financial consumer protection framework. As mentioned on page 12 in the Capital Management section, in April 2016, legislation required to implement a bail-in regime was tabled by the Canadian government to enhance Canada’s bank resolution capabilities in line with international efforts.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 70, the Liquidity and Funding Risk section starting on page 105, and the Legal and Regulatory Risk section starting on page 114 of BMO’s 2015 Annual Report.

BMO Financial Group Second Quarter Report 2016 27

Risk Management

Our risk management practices and key measures have not changed significantly from those outlined on pages 86 to 117 of BMO’s 2015 Annual Report.

Market Risk

Linkages between Balance Sheet Items and Market Risk Disclosures

Table 17 below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages Between Balance Sheet Items and Market Risk Disclosures	Table 17

	As at April 30, 2016				As at October 31, 2015

		Subject to market risk		Not subject to market risk		Subject to market risk		Not subject to market risk	Main risk factors for non-traded risk balances
(Canadian $ in millions)	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)		Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)

Assets Subject to Market Risk
Cash and cash equivalents	36,111	-	36,111	-	40,295	-	40,295	-	Interest rate
Interest bearing deposits with banks	7,386	962	6,424	-	7,382	1,212	6,170	-	Interest rate
Securities
Trading	78,960	71,690	7,270	-	72,460	65,066	7,394	-	Interest rate, credit spread, equity
Available-for-sale	49,690	-	49,690	-	48,006	-	48,006	-	Interest rate, credit spread
Held-to-maturity	8,401	-	8,401	-	9,432	-	9,432	-	Interest rate
Other	1,145	-	1,145	-	1,020	-	1,020	-	Equity
Securities borrowed or purchased under resale agreements	81,890	-	81,890	-	68,066	-	68,066	-	Interest rate
Loans (net of allowance for credit losses)	341,688	-	341,688	-	322,717	-	322,717	-	Interest rate, foreign exchange
Derivative instruments	40,585	38,311	2,274	-	38,238	35,924	2,314	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	12,091	-	12,091	-	11,307	-	11,307	-	Interest rate
Other assets	23,511	-	8,693	14,818	22,958	-	8,195	14,763	Interest rate
Total Assets	681,458	110,963	555,677	14,818	641,881	102,202	524,916	14,763

Liabilities Subject to Market Risk
Deposits	444,793	11,156	433,637	-	438,169	9,429	428,740	-	Interest rate, foreign exchange
Derivative instruments	45,979	43,735	2,244	-	42,639	39,907	2,732	-	Interest rate, foreign exchange
Acceptances	12,091	-	12,091	-	11,307	-	11,307	-	Interest rate
Securities sold but not yet purchased	27,071	27,071	-	-	21,226	21,226	-	-
Securities lent or sold under repurchase agreements	59,193	-	59,193	-	39,891	-	39,891	-	Interest rate
Other liabilities	48,656	-	48,359	297	44,320	-	44,218	102	Interest rate
Subordinated debt	4,643	-	4,643	-	4,416	-	4,416	-	Interest rate
Total Liabilities	642,426	81,962	560,167	297	601,968	70,562	531,304	102

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

 (1) Primarily comprised of BMO’s balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.

 (2) Primarily comprised of BMO’s balance sheet items that are subject to the structural balance sheet and insurance risk management framework, or are available-for-sale securities.

28 BMO Financial Group Second Quarter Report 2016

Trading, Underwriting and Non-Trading (Structural) Market Risk

Total Trading VaR increased over the quarter, driven primarily by interest rates and equity, owing to the recent impact of more volatile historical data used for VaR calculation, changes in select base market rates and higher client facilitation activities. Total Trading Stressed VaR increased over the quarter from changes in select base market rates and higher client facilitation activities.

There were no significant changes in our structural market risk management framework during the quarter.

Structural economic value exposure to rising interest rates primarily reflects a lower market value for fixed-rate loans. Structural economic value sensitivity to falling interest rates primarily reflects the impact of minimum modeled client deposit rates. Structural economic value sensitivity remained largely unchanged during the quarter. Structural economic value sensitivity to both rising and falling interest rates changed relative to October 31, 2015, primarily owing to the introduction of a new Canadian deposit model in the first quarter which reflects greater value for certain deposits as rates rise and the impact of minimum modeled client deposit rates as rates fall. Structural earnings exposure to falling interest rates primarily reflects the risk of fixed- and floating-rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. Structural earnings benefit to rising interest rates primarily reflects the benefit of widening deposit spreads as interest rates rise. Structural earnings sensitivity remained largely unchanged during the quarter. The increase in the exposure to falling rates relative to October 31, 2015, primarily reflects the greater extent to which U.S. short-term interest rates can now fall after the increase in U.S. short-term rates in December 2015.

BMO’s market risk management practices and key measures are outlined on pages 100 to 104 of BMO’s 2015 Annual Report.

Total Trading Value at Risk (VaR) Summary (1)	Table 18

	For the quarter ended April 30, 2016				As at January 31, 2016	As at October 31, 2015

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity VaR	(0.6)	(0.5)	(1.4)	(0.3)	(0.5)	(0.4)
Equity VaR	(7.6)	(7.6)	(9.9)	(5.2)	(5.9)	(6.9)
Foreign exchange VaR	(0.3)	(0.9)	(2.1)	(0.3)	(0.7)	(2.6)
Interest rate VaR	(13.8)	(12.2)	(16.2)	(8.2)	(8.8)	(10.5)
Credit VaR	(2.3)	(2.9)	(4.5)	(1.7)	(4.0)	(2.7)
Diversification	8.9	9.2	nm	nm	8.4	9.8

Total Trading VaR	(15.7)	(14.9)	(18.8)	(10.6)	(11.5)	(13.3)

 (1) One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

 nm - not meaningful

Total Trading Stressed Value at Risk (SVaR) Summary (1) (2)	Table 19

	For the quarter ended April 30, 2016				As at January 31, 2016	As at October 31, 2015

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity SVaR	(0.9)	(0.9)	(1.2)	(0.8)	(1.0)	(0.7)
Equity SVaR	(14.5)	(12.9)	(15.7)	(10.2)	(10.4)	(17.6)
Foreign exchange SVaR	(1.0)	(1.6)	(3.9)	(0.6)	(1.4)	(2.2)
Interest rate SVaR	(20.6)	(15.9)	(20.6)	(11.6)	(12.7)	(10.4)
Credit SVaR	(3.9)	(5.5)	(9.2)	(2.8)	(9.0)	(5.2)
Diversification	17.2	16.3	nm	nm	17.1	15.0

Total Trading SVaR	(23.7)	(20.5)	(24.3)	(16.2)	(17.4)	(21.1)

 (1) One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

 (2) Stressed VaR is produced weekly.

 nm - not meaningful

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2) (3) (4) (5)	Table 20

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (Pre-tax)
(Canadian $ equivalent in millions)	April 30, 2016	January 31, 2016	October 31, 2015	April 30, 2016	January 31, 2016	October 31, 2015

100 basis point increase	(405.8)	(395.8)	(647.6)	201.5	197.3	220.7
100 basis point decrease	(222.2)	(227.9)	107.3	(186.4)	(196.6)	(95.3)

 Certain comparative figures have been reclassified to conform with the current period’s presentation.

 (1) We restated our structural earnings sensitivities to be pre-tax in Q1-2016 and positions for fiscal 2015 have been restated for comparative purposes.

 (2) Earnings and value sensitivities to falling interest rates assume Canadian and U.S. central banks do not decrease overnight interest rates below nil. The scenarios with decreasing interest rates therefore limit the decrease in both Canadian and U.S. short-term interest rates to 50 basis points for shorter terms (2015-50 basis points for CAD and 25 basis points for U.S.). Longer-term interest rates do not decrease below the assumed level of short-term interest rates.

 (3) Certain non-trading AFS holdings are managed under the bank’s trading risk framework.

 (4) Losses are in brackets and benefits are presented as positive numbers.

 (5) For BMO’s Insurance businesses, a 100 basis point increase in interest rates at April 30, 2016, results in an increase in earnings before tax of $101 million and an increase in economic value before tax of $600 million ($101 million and $587 million, respectively, at January 31, 2016; $94 million and $511 million, respectively, at October 31, 2015). A 100 basis point decrease in interest rates at April 30, 2016, results in a decrease in earnings before tax of $98 million and a decrease in economic value before tax of $724 million ($101 million and $710 million, respectively, at January 31, 2016; $93 million and $612 million, respectively, at October 31, 2015). These impacts are not reflected in the table above.

BMO Financial Group Second Quarter Report 2016 29

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in Table 21.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral for trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $182.8 billion at April 30, 2016, compared with $202.0 billion at January 31, 2016. The decrease in unencumbered liquid assets was primarily due to the impact of the weaker U.S. dollar. Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. legal entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. We do not consider central bank facilities to be a source of available liquidity when assessing BMO’s liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. Table 22 provides a summary of total encumbered and unencumbered assets.

Liquid Assets	Table 21

	As at April 30, 2016					As at January 31, 2016

(Canadian $ in millions)	Carrying value/on balance sheet assets (1)	Other cash & securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)

Cash and cash equivalents	36,111	-	36,111	1,885	34,226	36,927
Deposits with other banks	7,386	-	7,386	-	7,386	7,433
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	119,817	15,736	135,553	92,849	42,704	57,152
Mortgage-backed securities and collateralized mortgage obligations	20,581	1,588	22,169	5,689	16,480	17,260
Corporate debt	20,688	6,854	27,542	1,696	25,846	24,871
Corporate equity	59,000	20,975	79,975	43,875	36,100	38,432

Total securities and securities borrowed or purchased under resale agreements	220,086	45,153	265,239	144,109	121,130	137,715
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	22,750	-	22,750	2,693	20,057	19,913

Total liquid assets	286,333	45,153	331,486	148,687	182,799	201,988

Other eligible assets at central banks (not included above) (5)	113,188	-	113,188	550	112,638	110,715
Undrawn credit lines granted by central banks	-	-	-	-	-	-

Total liquid assets and other sources	399,521	45,153	444,674	149,237	295,437	312,703

 (1) The carrying values outlined in this table are consistent with the carrying values in BMO’s balance sheet as at April 30, 2016.

 (2) Gross assets include on-balance sheet and off-balance sheet assets.

 (3) Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.

 (4) Under IFRS, NHA mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s liquidity and funding management framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

 (5) Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

30 BMO Financial Group Second Quarter Report 2016

Asset Encumbrance (Canadian $ in millions)	Table 22

	Total gross assets (1)	Encumbered (2)		Net unencumbered
As at April 30, 2016		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	43,497	-	1,885	400	41,212
Securities (5)	287,989	117,038	29,764	8,647	132,540
Loans	318,938	51,809	550	153,941	112,638
Other assets
Derivative instruments	40,585	-	-	40,585	-
Customers’ liability under acceptances	12,091	-	-	12,091	-
Premises and equipment	2,230	-	-	2,230	-
Goodwill	6,149	-	-	6,149	-
Intangible assets	2,178	-	-	2,178	-
Current tax assets	736	-	-	736	-
Deferred tax assets	3,115	-	-	3,115	-
Other assets	9,103	-	-	9,103	-

Total other assets	76,187	-	-	76,187	-

Total assets	726,611	168,847	32,199	239,175	286,390

	Total gross assets (1)	Encumbered (2)		Net unencumbered
As at January 31, 2016		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	46,394	-	2,034	402	43,958
Securities (5)	290,583	105,818	27,137	8,364	149,264
Loans	322,139	44,083	738	166,603	110,715
Other assets
Derivative instruments	49,233	-	-	49,233	-
Customers’ liability under acceptances	11,345	-	-	11,345	-
Premises and equipment	2,339	-	-	2,339	-
Goodwill	6,787	-	-	6,787	-
Intangible assets	2,306	-	-	2,306	-
Current tax assets	735	-	-	735	-
Deferred tax assets	3,360	-	-	3,360	-
Other assets	9,692	-	-	9,692	-

Total other assets	85,797	-	-	85,797	-

Total assets	744,913	149,901	29,909	261,166	303,937

 (1) Gross assets include on-balance sheet and off-balance sheet assets.

 (2) Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities received that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets which are restricted from use for legal or other reasons, such as restricted cash and short sales.

 (3) Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $9.0 billion as at April 30, 2016, which include securities held in BMO’s insurance subsidiary and credit protection vehicle, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

 (4) Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.

 (5) Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

BMO’s Liquidity Coverage Ratio (LCR) is summarized in Table 23. The average month-end LCR for the quarter ended April 30, 2016 of 123% is calculated as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR ratio is down from 127% last quarter mainly due to a decrease in HQLA. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize their HQLA in a period of stress, which may result in an LCR below 100% during that period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. OSFI prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be pursued in a period of stress. BMO’s total liquid assets are shown in Table 21.

The Net Stable Funding Ratio (NSFR) was finalized by the Basel Committee on Banking Supervision in 2015 and is expected to come into force on January 1, 2018. The NSFR is a regulatory measure that compares the assumed stability of a bank’s funding profile relative to the assumed liquidity value of a bank’s assets. OSFI is expected to issue a consultative paper outlining the domestic implementation of the NSFR during 2016. We are assessing the impact of this change which has the potential to increase funding costs in certain businesses depending on the final rules. Additional information on Liquidity and Funding Risk Governance can be found starting on page 105 of BMO’s 2015 Annual Report.

BMO Financial Group Second Quarter Report 2016 31

Liquidity Coverage Ratio (Canadian $ in billions)	Table 23

For the quarter ended April 30, 2016	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	122.4

Cash Outflows
Retail deposits and deposits from small business customers, of which:	146.3	8.5
Stable deposits	87.3	2.6
Less stable deposits	59.0	5.9
Unsecured wholesale funding, of which:	137.4	77.1
Operational deposits (all counterparties) and deposits in networks of cooperative banks	54.7	13.6
Non-operational deposits (all counterparties)	56.0	36.8
Unsecured debt	26.7	26.7
Secured wholesale funding	*	10.6
Additional requirements, of which:	126.6	24.4
Outflows related to derivatives exposures and other collateral requirements	16.4	5.1
Outflows related to loss of funding on debt products	3.1	3.1
Credit and liquidity facilities	107.1	16.2
Other contractual funding obligations	0.8	-
Other contingent funding obligations	321.1	5.5

Total cash outflows	*	126.1

Cash Inflows
Secured lending (e.g. reverse repos)	102.0	13.9
Inflows from fully performing exposures	10.0	6.7
Other cash inflows	6.1	6.1

Total cash inflows	118.1	26.7

		Total adjusted value (4)

Total HQLA		122.4
Total net cash outflows		99.4

Liquidity Coverage Ratio (%)		123

For the quarter ended January 31, 2016		Total adjusted value (4)

Total HQLA		135.8
Total net cash outflows		107.3

Liquidity Coverage Ratio (%)		127

 * Disclosure is not required under the LCR disclosure standard.

 (1) Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).

 (2) Average calculated based on month-end values during the quarter.

 (3) Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.

 (4) Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must be longer term (typically maturing in two to ten years) to better match the term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $268.9 billion at April 30, 2016, down from $282.7 billion at January 31, 2016, primarily due to the impact of the weaker U.S. dollar. BMO also receives deposits to facilitate certain trading activities, receives non-marketable deposits from corporate and institutional customers and issues structured notes primarily to retail investors. These deposits and notes totalled $39.5 billion as at April 30, 2016.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $167.1 billion at April 30, 2016, with $48.0 billion sourced as secured funding and $119.1 billion sourced as unsecured funding. Wholesale funding outstanding decreased from $171.4 billion at January 31, 2016, primarily due to the impact of the weaker U.S. dollar. The mix and maturities of BMO’s wholesale term funding are outlined in Table 24. Additional information on deposit maturities can be found in Note 15 of the unaudited interim consolidated financial statements. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $182.8 billion as at April 30, 2016, that can be monetized to meet potential funding requirements, as described on page 30.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian,

32 BMO Financial Group Second Quarter Report 2016

Australian and U.S. Medium-Term Note Programs, Canadian and U.S. mortgage securitizations, Canadian credit card and HELOC securitizations, covered bonds and Canadian and U.S. senior (unsecured) deposits.

BMO’s wholesale funding plan ensures sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning process, and assesses funding needs against available potential funding sources. The funding plan is reviewed annually by the Risk Review Committee and is regularly updated during the year to incorporate actual results and updated forecast information.

Wholesale Funding Maturities (Canadian $ in millions) (1)	Table 24

As at April 30, 2016	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total

Deposits from banks	9,148	667	3	25	9,843	-	-	9,843
Certificates of deposit and commercial paper	12,053	21,114	13,491	8,891	55,549	1,365	-	56,914
Bearer deposit notes	1,168	788	1,090	265	3,311	-	-	3,311
Asset-backed commercial paper (ABCP)	1,429	1,908	1,127	333	4,797	-	-	4,797
Senior unsecured medium-term notes	-	4,010	2,713	3,898	10,621	12,768	16,112	39,501
Senior unsecured structured notes (2)	25	63	132	600	820	165	2,588	3,573
Covered bonds and securitizations
Mortgage securitizations	10	1,000	360	1,148	2,518	2,969	12,492	17,979
Covered bonds	-	-	-	2,510	2,510	596	11,688	14,794
Credit card securitizations	847	664	-	1,135	2,646	652	1,058	4,356
Subordinated debt (3)	-	-	-	570	570	-	5,350	5,920
Other (4)	-	-	-	627	627	5,490	-	6,117

Total	24,680	30,214	18,916	20,002	93,812	24,005	49,288	167,105

Of which:
Secured	2,286	3,572	1,487	5,753	13,098	9,707	25,238	48,043
Unsecured	22,394	26,642	17,429	14,249	80,714	14,298	24,050	119,062

Total (5)	24,680	30,214	18,916	20,002	93,812	24,005	49,288	167,105

 (1) Wholesale unsecured funding refers to funding through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table in Note 15 of the unaudited interim consolidated financial statements, and excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

 (2) Primarily issued to institutional investors.

 (3) Includes certain subordinated debt instruments reported as deposits or other liabilities for accounting purposes. Subordinated debt is reported in this table in accordance with recommended Enhanced Disclosure Task Force disclosures.

 (4) Refers to Federal Home Loan Banks advances.

 (5) Total wholesale funding consists of Canadian-dollar-denominated funding of $53.9 billion and U.S.-dollar and other foreign-denominated funding of $113.2 billion as at April 30, 2016.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our costs of funding would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have additional consequences, including those set out in Note 8 on page 156 of BMO’s 2015 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. The ratings as at April 30, 2016, were as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa3); and Standard & Poor’s (A+). S&P and Fitch have a stable outlook. Moody’s and DBRS have a negative outlook in response to the federal government’s proposed bail-in regime for senior unsecured debt.

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at April 30, 2016, the bank would be required to provide additional collateral to counterparties totalling $246 million, $767 million and $991 million under a one-notch, two-notch and three-notch downgrade, respectively.

Insurance Risk

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter. BMO’s insurance risk management practices are outlined on page 114 of BMO’s 2015 Annual Report.

Information and Cyber Security Risk

There were no significant changes in our information and cyber security risk management practices during the quarter from those described in the Cyber Security Risk section on page 87 and in the Operational Risk section on page 111 of BMO’s 2015 Annual Report.

BMO Financial Group Second Quarter Report 2016 33

Select Geographic Exposures

Select geographic exposures were disclosed and discussed on pages 98 and 99 of BMO’s 2015 Annual Report. Our exposure to European countries, as at April 30, 2016, is set out in the tables that follow. Our net portfolio exposures are summarized in Tables 25 and 26 for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives. Our exposures have decreased compared with January 31, 2016, primarily related to the impact of the stronger Canadian dollar, and were relatively stable compared with October 31, 2015.

European Exposure by Country and Counterparty (1) (Canadian $ in millions)	Table 25

 As at April 30, 2016

	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total Net Exposure

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (7)	16	-	-	-	-	-	9	-	9	25
Italy	1	-	-	-	-	-	-	-	-	1
Portugal	-	-	-	-	-	-	-	-	-	-
Spain	71	-	-	-	-	2	-	-	2	73

Total – GIIPS	88	-	-	-	-	2	9	-	11	99

Eurozone (excluding GIIPS)
Germany	84	41	30	1,129	1,200	32	3	3	38	1,322
Netherlands	538	465	13	126	604	26	25	-	51	1,193
Other (8)	292	12	-	259	271	17	4	3	24	587

Total – Eurozone (excluding GIIPS)	914	518	43	1,514	2,075	75	32	6	113	3,102

Rest of Europe
Denmark	5	285	-	47	332	5	-	-	5	342
Norway	18	829	-	-	829	-	-	2	2	849
United Kingdom	345	58	58	316	432	1,016	24	87	1,127	1,904
Other (8)	97	100	1	127	228	7	1	-	8	333

Total – Rest of Europe	465	1,272	59	490	1,821	1,028	25	89	1,142	3,428

Total – All of Europe (9)	1,467	1,790	102	2,004	3,896	1,105	66	95	1,266	6,629

As at January 31, 2016
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net Exposure

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total

Total – GIIPS	90	-	-	-	-	15	3	-	18	108

Total – Eurozone (excluding GIIPS)	739	617	21	2,076	2,714	102	17	7	126	3,579

Total – Rest of Europe	770	1,519	51	1,083	2,653	1,241	129	-	1,370	4,793

Total – All of Europe (9)	1,599	2,136	72	3,159	5,367	1,358	149	7	1,514	8,480

As at October 31, 2015
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net Exposure

Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total

Total – GIIPS	73	-	-	-	-	8	24	-	32	105

Total – Eurozone (excluding GIIPS)	640	535	14	1,801	2,350	93	36	8	137	3,127

Total – Rest of Europe	523	1,217	49	946	2,212	736	16	1	753	3,488

Total – All of Europe (9)	1,236	1,752	63	2,747	4,562	837	76	9	922	6,720

Refer to footnotes in Table 26.

34 BMO Financial Group Second Quarter Report 2016

European Lending Exposure by Country and Counterparty (1) (Canadian $ in millions)	Table 26

	Lending (2)
	Funded lending as at April 30, 2016			As at April 30, 2016		As at January 31, 2016		As at October 31, 2015
Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded	Commitments	Funded

GIIPS
Greece	-	-	-	-	-	-	-	-	-
Ireland (7)	-	16	-	25	16	28	18	27	8
Italy	1	-	-	1	1	1	1	2	2
Portugal	-	-	-	-	-	-	-	-	-
Spain	60	11	-	102	71	77	71	75	63

Total – GIIPS	61	27	-	128	88	106	90	104	73

Eurozone (excluding GIIPS)
Germany	19	64	1	143	84	82	74	79	72
Netherlands	40	498	-	643	538	422	317	346	245
Other (8)	111	181	-	463	292	561	348	623	323

Total – Eurozone (excluding GIIPS)	170	743	1	1,249	914	1,065	739	1,048	640

Rest of Europe
Denmark	5	-	-	5	5	4	4	6	6
Norway	18	-	-	18	18	25	25	26	26
United Kingdom	30	315	-	751	345	933	497	459	387
Other (8)	24	73	-	325	97	509	244	287	104

Total – Rest of Europe	77	388	-	1,099	465	1,471	770	778	523

Total – All of Europe (9)	308	1,158	1	2,476	1,467	2,642	1,599	1,930	1,236

 (1) BMO has the following indirect exposures to Europe as at April 30, 2016:

  – Collateral of €1.5 billion to support trading activity in securities (€23 million from GIIPS) and €123 million of cash collateral held.

  – Guarantees of $1.3 billion ($21 million to GIIPS).

 (2) Funded lending includes loans (primarily trade finance).

 (3) Securities include cash products, insurance investments and traded credit.

 (4) BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $165 million, with no net single-name* CDS exposure to GIIPS countries as at April 30, 2016 (*includes a net position of $132 million (bought protection) on a CDS Index, of which 20% is comprised of GIIPS domiciled entities).

 (5) Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($14 billion for Europe as at April 30, 2016).

 (6) Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

 (7) Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $78 million as at April 30, 2016.

 (8) Includes countries with less than $300 million net exposure, with $19 million exposure to the Russian Federation as at April 30, 2016.

 (9) Of our total net direct exposure to Europe, approximately 95% was to counterparties in countries with a rating of Aaa/AAA from at least one of Moody’s and S&P.

 Caution

 This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2016 35

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2015 Annual Report, this quarterly news release, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 25, 2016, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, August 22, 2016, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Valerie Doucet, Montreal, valerie.doucet@bmo.com, 514-877-8224

Investor Relations Contacts

Lisa Hofstatter, Managing Director, Investor Relations, lisa.hofstatter@bmo.com, 416-867-7019

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

February 2016: $74.27

March 2016: $78.49

April 2016: $82.25

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2015 annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2015 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

58 BMO Financial Group Second Quarter Report 2016